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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Minebea Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04551

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/18/06

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61st Business Year Semiannual Business Report

Minebea

Minebea Co., Ltd.

April 1, 2006 ▶ September 30, 2006

Securities Code No. 6479





Takayuki Yamagishi
Representative Director
December 2006

The Business results for the 61st Business Year will be reported at our Ordinary General Meeting of Shareholders scheduled to be held in June 2007. The Business results for the FY2007 interim term (April 1, 2006 - September 30, 2006) are as follows.

☐ Overview of the interim term

During the current consolidated interim term, the Japanese economy continued to expand, supported by improved corporate earnings and increased capital spending. The U.S. economy, despite a slowdown in growth in personal consumption and housing investment, continued stable growth, and the European economy also continued moderate growth, led by recovered domestic demand in Germany. In China, economic growth remained high due mainly to favorable exports and investment in fixed assets. In other Asian countries also, the economies were generally solid.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased ¥8,258 million (5.3%) year on

■ Net Sales


(Unit: millions of yen) Non-Consolidated Consolidated
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2005
FY2006
FY2007 Interim

■ Operating Income


(Unit: millions of yen) Non-Consolidated Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2005
FY2006
FY2007 Interim

■ Ordinary Income


(Unit: millions of yen) Non-Consolidated Consolidated
20,000
15,000
10,000
5,000
0
FY2005
FY2006
FY2007 Interim

year, to ¥163,998 million, operating income also increased ¥6,142 million (85.0%) year on year, to ¥13,367 million. Ordinary income largely increased ¥5,624 million (105.7%), to ¥10,947 million, and net income also largely increased ¥5,047 million (208.4%) year on year, to ¥7,468 million.

□ Outlook for the current fiscal year

For the remaining half of the current fiscal year, we expect that the global economy will show continued balanced growth, although we have to pay attention to possibilities of an end to the real estate boom and an economic slowdown in the United States, money-tightening measures and others in China, and movements in crude oil and raw materials prices.

Under these circumstances, we expect consolidated full-year net sales of ¥324,000 million (up 1.7%), operating income of ¥28,000 million (up 45.3%), ordinary income of ¥22,000 million (up 50.7%), and net income of ¥13,500 million (up 217.1%).

Outlook by business segment for the full year is as follows:

◇Machined components business

We will continue to aggressively expand sales of mainstay ball bearings to the household electrical appliance, automobile and information & telecommunications equipment industries, demand from which is firm. By achieving economies of scale in manufacturing from this sales expansion and further reducing costs, we aim to improve business results further. In addition, the aircraft market for rod-end bearings are strong, particularly in Europe and the U.S. We can expect benefits from this strong aircraft market.

◇Electronic devices and components business

In this business segment, we will aim to switch from volume to quality by continuing to increase high value-added items sales. Also, by taking such rationalization measures as cost reduction and restructuring, we will further expand operating income. We will also promote technological advances and aggressively bring new products to market.

We look forward to your continuous support and guidance.

□ Net Income


(Unit: millions of yen) Non-Consolidated Consolidated
8,000
6,000
4,000
2,000
0
(2,000)
(4,000)
FY2005
FY2006
FY2007 Interim

□ Total Assets


(Unit: millions of yen) Non-Consolidated Consolidated
400,000
300,000
200,000
100,000
0
FY2005
FY2006
FY2007 Interim

□ Net Assets


(Unit: millions of yen) Non-Consolidated Consolidated
200,000
150,000
100,000
50,000
0
FY2005
FY2006
FY2007 Interim

Performance by Business Segment (on a Consolidated Basis)

Machined Components Business

☐ Net sales of the machined components business increased by 8.9% and operating income increased by 19.8%.

Net sales of the machined components business were ¥67,768 million, an increase of ¥5,564 million (up 8.9%) compared to the first half of the last fiscal year. Our products in this segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings which are primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for use in automobiles and aircraft; and defense-related devices and equipment. Compared to the same period last year, sales of ball bearings increased largely to the automobile and the information & telecommunications industries due to steady economic conditions worldwide. Sales of rod-end bearings also increased mainly in the North America and Europe to the aerospace industry. Sales of pivot assemblies to HDD manufacturers increased due to good demands for HDDs.

Operating income of the machined components business was ¥13,317 million, an increase of ¥2,205 million (up 19.8%) compared to the first half of the last fiscal year. Although costs of various materials increased, operating income increased as a result of focusing on increased production, implementation of continued cost reduction measures, and the pursuit of improved basic technologies, product engineering and manufacturing techniques.

☐ Changes in Net Sales and Operating Income (by Business)



Net Sales
(Unit: millions of yen)
Electronic Devices and Components Business
Machined Components Business
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
40,000
30,000
20,000
10,000
0
(10,000)
96,229
116,105
21,572
129,595
24,556
67,768
13,317
(7,489)
(5,287)
50
Net Sales
Operating Income
FY2005
FY2006
FY2007 Interim

Electronic Devices and Components Business

☐ The electronic devices and components business segment turned profitable.

Net sales of the electronic devices and components business were ¥96,229 million, an increase of ¥2,694 million (up 2.9%) compared to the first half of the last fiscal year. Our core products in this segment include HDD spindle motors; information motors (fan motors, stepping motors, vibration motors and DC brush motors); PC keyboards; speakers; LED backlights; inverter and measuring instruments. As a result of strong LCD TV sales, sales of inverters grew considerably. Sales of LED backlights were up due to an increase in the number of the mobile hand sets which utilize our products. Sales of HDD spindle motors also increased due to steady demands for HDDs. At the same time, sales of PC keyboards decreased due to price competition. Sales of information motors also decreased as a result of renewed focusing on margin rather than on share of the market.

Operating income of the electronic devices and components business segment turned profitable to ¥50 million, a significant improvement of ¥3,937 million from the first half of the last fiscal year. Electronic devices, mainly LED backlights, and measuring instruments earned profits steadily. HDD spindle motors and information motors turned profitable due to business restructuring measures taken since last year. A loss of PC keyboards also became much smaller. Regarding this PC keyboards business, we will execute the business restructuring plan which was announced in April and since then in preparation in order to target profitability on a monthly basis towards the end of the fiscal year.

Performance by Geographical Segment (on a Consolidated Basis)

Japan

Net sales rose ¥2,584 million (6.6%) year on year, to ¥41,825 million. Operating income increased ¥5,531 million year on year, to ¥4,777 million.



(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
• Net Sales in Japan
76,660
77,856
41,825
FY2005
FY2006
FY2007 Interim
25.5%
Percentage of net sales
35.7%
Percentage of operating income

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales and operating income increased ¥4,018 million (5.3%) and ¥166 million (2.9%) year on year, respectively, to ¥79,352 million and ¥5,895 million.



(Unit: millions of yen)
200,000
160,000
120,000
80,000
40,000
0
• Net Sales in Asia (Excluding Japan)
137,424
155,423
79,352
FY2005
FY2006
FY2007 Interim
48.4%
Percentage of net sales
44.1%
Percentage of operating income

North America

In this region, sales of U.S.-made ball bearings and rod-end bearings for aerospace-related industries were strong, while those of imported products, etc. were low. As a result, net sales fell ¥209 million (-0.7%) year on year, to ¥28,594 million. However, operating income rose ¥384 million (25.3%), to ¥1,899 million.



(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
• Net Sales in North America
52,389
59,467
28,594
FY2005
FY2006
FY2007 Interim
17.4%
Percentage of net sales
14.2%
Percentage of operating income

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. As a result, net sales and operating income increased ¥1,865 million (15.1%) and ¥60 million (8.2%) year on year, respectively, to ¥14,225 million and ¥794 million.



(Unit: millions of yen)
150,000
120,000
90,000
60,000
30,000
0
• Net Sales in Europe
27,947
25,698
14,225
FY2005
FY2006
FY2007 Interim
8.7%
Percentage of net sales
6.0%
Percentage of operating income

Minebea Develops Ultra-Thin LED Backlight for Mobile Products

Minebea Co., Ltd. has successfully developed a 2.8-inch ultra-thin LED backlight for mobile LCD device with a display component less than 0.5mm in thickness.



Liquid crystal displays (LCDs) are in strong demand these days for use in such products as cellular phones, car navigation systems and TV sets. Contributing to this surge in demand is the recent advances in this product. As LCDs cannot generate light on their own, backlight systems that illuminate from behind the displays are essential. And thus, the market is demanding backlights featuring high luminance, high efficiency and thinness.

We have developed and manufactured backlight systems using white LEDs for mobile products such as cellular phones, digital cameras and PDAs. In response to strong market needs, We have succeeded in developing an ultra-thin LED backlight with the light guide plate reduced to 0.285mm thick and the display component less than 0.5mm thick. This 0.5mm thickness is of equal or less than that of organic EL backlights using glass substrates.
And by combining the backlight with an ultra-thin LCD panel, ultra-thin LCD modules of less than a millimeter(1.0mm) can be achieved, thus contributing to the production of even thinner cellular phones.

This ultra-thin LED backlight utilizes our proprietary optical design technologies, and applies ultra-precision machining capabilities amassed in production of bearings and mechanical components. And it was designed in combination with newly developed high-precision thin injection molding technologies. Mass production is scheduled to start in April 2007.

The main features of the new product are as follows

1. Display component thickness of 0.492mm — less than 0.5mm — was achieved, combining a 2.8-inch large size display component, 0.285mm ultra-thin light guide plate, and 0.4mm thick ultra-thin LED, while maintaining the same structure as previous products: one diffusion film, two lens sheets, and one reflective film.

2. Parts other than the LED and light guide plate are the same makeup as on regular LED backlights, so optical characteristics such as viewing angle and luminance remain unchanged, allowing easy replacement of normal backlights.

3. The light guide plate is ultra-thin, so it can be bent with a curvature radius of about 50mm as shown in the right photograph, allowing use in flexible LCD modules when combined with LCDs using film substrates.



Consolidated Financial Statements

○Interim Consolidated Balance Sheets (unit: millions of yen)

Assets	Fiscal year 2006 Interim (as of September 30, 2005)	Fiscal year 2007 Interim (as of September 30, 2006)	Fiscal year 2006 (as of March 31, 2006)
Current Assets	158,547	157,825	153,564
Cash and cash equivalents	27,134	20,762	24,385
Notes and accounts receivable	67,212	73,088	66,362
Inventories	50,351	48,113	48,914
Deferred tax assets	4,522	6,908	3,402
Others	9,609	9,218	10,784
Allowance for doubtful receivables	(282)	(265)	(285)
Fixed Assets	187,799	189,657	196,216
Tangible fixed assets	158,282	165,191	165,759
Intangible fixed assets	13,637	12,583	13,177
Investments and other assets	15,879	11,882	17,279
Deferred Charges	86	60	81
Total Assets	346,433	347,543	349,862

Liabilities	Fiscal year 2006 Interim (as of September 30, 2005)	Fiscal year 2007 Interim (as of September 30, 2006)	Fiscal year 2006 (as of March 31, 2006)
Current Liabilities	149,004	138,088	150,886
Notes and accounts payable	30,383	30,756	26,683
Short-term loans payable	86,878	64,808	80,656
Current portion of long-term loans payable	1,429	9,115	8,115
Current portion of bonds	–	3,000	3,000
Current portion of bonds with warrant	4,000	–	–
Accrued income taxes	2,356	2,626	3,045
Accrued bonuses	4,762	5,288	3,518
Reserve for environmental preservation expenses	792	–	–
Allowance for business restructuring losses	–	2,898	3,286
Others	18,400	19,595	22,581
Long-term Liabilities	86,870	80,627	80,767
Bonds	38,000	36,500	36,500
Long-term loans payable	48,037	43,000	43,000
Allowance for retirement benefits	499	640	641
Allowance for retirement benefits to executive officers	37	61	49
Others	295	425	576
Total Liabilities	235,874	218,716	231,653
Minority Interest in Consolidated Subsidiaries			
Minority Interest in Consolidated Subsidiaries	1,660	–	631
Shareholders' Equity			
Common stock	68,258	–	68,258
Additional paid-in capital	94,756	–	94,756
Retained earnings	7,941	–	6,983
Difference on revaluation of other marketable securities	3,126	–	4,428
Foreign currency translation adjustments	(65,123)	–	(56,784)
Treasury stock	(61)	–	(65)
Total Shareholders' Equity	108,898	–	117,577
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	346,433	–	349,862
Net Assets			
Shareholders' equity	–	177,398	–
Common stock	–	68,258	–
Additional paid-in capital	–	94,756	–
Retained earnings	–	14,452	–
Treasury stock	–	(69)	–
Revaluation / Translation differences	–	(48,896)	–
Difference on revaluation of other marketable securities	–	3,767	–
Foreign currency translation adjustments	–	(52,663)	–
Minority interest in consolidated subsidiaries	–	324	–
Total Net Assets	–	128,827	–
Total Liabilities and Net Assets	–	347,543	–

Note: Amounts less than one million yen have been omitted.

□ Establishment of "Net Assets" section in the interim consolidated balance sheet

With an enforcement of the Company Act in May 1, 2006, Shareholders' Equity section in the balance sheet was abolished and Net Asset section was newly established. The new consolidated balance sheet presents asset items in the Asset section and liabilities items in the Liabilities section, and any other items that do not correspond to either section are presented in the Net Asset section.

●Intelim Consolidated Statements of Income (unit: millions of yen)

	Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005)	Fiscal year 2007 Interim (Apr. 2006 thru Sept. 2006)	Fiscal year 2006 (Apr. 2005 thru Mar. 2006)
Net sales	155,739	163,998	318,446
Cost of sales	123,155	127,595	249,934
Gross profit	32,584	36,402	68,511
Selling, general and administrative expenses	25,359	23,035	49,242
Operating income	7,224	13,367	19,269
Other income	739	1,000	1,503
Interest income	100	252	258
Dividend income	50	34	71
Equity income of affiliates	5	–	5
Others	582	713	1,167
Other expenses	2,641	3,419	6,177
Interest expenses	2,127	2,654	4,771
Foreign currency exchange loss	59	401	345
Equity loss of affiliates	–	2	–
Others	454	361	1,060
Ordinary income	5,322	10,947	14,595
Extraordinary income	497	719	1,054
Gain on sales of fixed assets	49	131	415
Gain on sales of investment securities	0	–	191
Gain on the reversal of preemptive rights	447	–	447
Reversal of loss on after-care of product	–	572	–
Reversal of allowance for doubtful receivables	–	14	–
Extraordinary loss	1,395	552	6,029
Loss on sales of fixed assets	8	85	106
Loss on disposal of fixed assets	124	372	763
Impairment loss	803	68	967
Loss on sales of investment securities	0	–	0
Loss on liquidation of affiliates	–	–	86
Loss on after-care of products	–	25	171
Business restructuring loss	–	–	3,475
Retirement benefit to directors and corporate auditors	458	–	458
Income before income taxes and minority interest	4,425	11,114	9,620
Income taxes current (including enterprise tax)	3,439	3,123	5,567
Adjustment of income taxes	(501)	821	1,574
Total income taxes	2,937	3,944	7,141
Minority interests in earnings of consolidated subsidiaries	(934)	(299)	(1,778)
Net income	2,421	7,468	4,257

Note: Amounts less than one million yen have been omitted.

●Interim Statement of Changes in Consolidated Shareholders' Equity (unit: millions of yen)

For the current interim term (April 1, 2006 through September 30, 2006)

	Shareholders' equity					Revaluation / Translation differences			Minority interest in consolidated subsidiaries	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933	4,428	(56,784)	(52,355)	631	118,209
Changes										
Net income			7,468		7,468					7,468
Purchase of own shares				(4)	(4)					(4)
Sales of own shares		0		0	0					0
Changes (net) in non-shareholders' equity items						(661)	4,121	3,459	(306)	3,153
Total changes	—	0	7,468	(4)	7,464	(661)	4,121	3,459	(306)	10,617
Balances at Sept. 30, 2006	68,258	94,756	14,452	(69)	177,398	3,767	(52,663)	(48,896)	324	128,827

Note: Amounts less than one million yen have been omitted.

□ Establishment of the Interim Statement of Changes in Consolidated Shareholders' Equity

With an enfocement of the Company Act in May 1, 2006, "Consolidated Statement of Retained Surplus" was abolished and "*Statement of Changes in Consolidated Shareholders' Equity*" was newly established. Objective for preparing this statement is mainly to disclose causes of changes for the items of Shareholders' equity and its amount, the section attributable to shareholders, among changes in the Net Asset section of the consolidated balance sheet for a given accounting period.

●Interim Consolidated Statements of Cash Flows (unit: millions of yen)

	Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005)	Fiscal year 2007 Interim (Apr. 2006 thru Sept. 2006)	Fiscal year 2006 (Apr. 2005 thru Mar. 2006)
Cash Flows from Operating Activities	12,931	21,885	28,237
Cash Flows from Investing Activities	(9,526)	(7,630)	(19,120)
Cash Flows from Financing Activities	1,572	(17,931)	(7,380)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	397	53	889
Net Increase (decrease) in Cash and Cash Equivalents	5,375	(3,623)	2,626
Cash and Cash Equivalents at Beginning of Period	21,759	24,385	21,759
Cash and Cash Equivalents at End of Period	27,134	20,762	24,385

Note: Amounts less than one million yen have been omitted.

⑥Interim Non-Consolidated Balance Sheets (unit: millions of yen)

Assets	Fiscal year 2006 Interim (as of September 30, 2005)	Fiscal year 2007 Interim (as of September 30, 2006)	Fiscal year 2006 (as of March 31, 2006)
Current Assets	127,003	124,589	125,077
Cash and cash equivalents	17,194	10,624	9,773
Notes receivable	3,708	4,389	4,306
Accounts receivable	46,109	56,251	48,841
Inventories	9,545	9,301	9,132
Short-term loans receivable from affiliates	43,961	41,254	46,426
Deferred tax assets	2,219	4,394	1,895
Others	4,296	4,228	4,735
Allowance for doubtful receivables	(31)	(5,854)	(35)
Fixed Assets	233,467	233,584	232,446
Tangible fixed assets	25,044	25,186	26,051
Intangible fixed assets	3,454	3,118	3,225
Investments and other assets	204,968	205,279	203,169
Investments in securities	8,702	9,727	10,812
Investments securities in affiliates	164,289	161,861	161,861
Investments in partnerships with affiliates	32,406	32,406	32,406
Long-term loans receivable from affiliates	575	541	553
Deferred tax assets	4,646	388	3,173
Others	940	794	904
Allowance for doubtful receivables	(6,591)	(440)	(6,542)
Deferred Charges	35	23	36
Total Assets	360,506	358,196	357,560

Liabilities	Fiscal year 2006 Interim (as of September 30, 2005)	Fiscal year 2007 Interim (as of September 30, 2006)	Fiscal year 2006 (as of March 31, 2006)
Current Liabilities	92,727	99,880	98,237
Notes payable	4,662	3,947	3,400
Accounts payable	27,128	36,248	32,265
Short-term loans payable	48,600	38,100	43,600
Current portion of long-term loans payable	1,000	7,000	6,000
Current portion of bonds	–	3,000	3,000
Current portion of bonds with warrant	4,000	–	–
Accrued income taxes	356	578	868
Accrued bonuses	1,941	2,074	1,953
Allowance for business restructuring losses	–	4,946	3,546
Others	5,038	3,984	3,602
Long-term Liabilities	84,315	79,561	79,654
Bonds	38,000	36,500	36,500
Long-term loans payable	46,000	43,000	43,000
Allowance for retirement benefits	277	–	104
Allowance for retirement benefits to executive officers	37	61	49
Total Liabilities	177,042	179,441	177,891
Shareholders' Equity			
Common stock	68,258	–	68,258
Additional paid-in capital	94,756	–	94,756
Capital reserve	94,756	–	94,756
Retained earnings	17,379	–	12,287
Earned surplus	2,085	–	2,085
Voluntary reserve	11,500	–	11,500
Unappropriated retained earnings (Undisposed retained deficit)	3,794	–	(1,297)
Difference on revaluation of other marketable securities	3,126	–	4,428
Treasury stock	(58)	–	(61)
Total Shareholders' Equity	183,463	–	179,669
Total Liabilities and Shareholders' Equity	360,506	–	357,560
Net Assets			
Shareholders' equity	–	174,988	–
Common stock	–	68,258	–
Additional paid-in capital	–	94,756	–
Capital reserve	–	94,756	–
Others	–	0	–
Retained earnings	–	12,038	–
Earned surplus	–	2,085	–
Others			
Reserve for general purpose	–	6,500	–
Retained earnings carried forward.	–	3,453	–
Treasury stock	–	(66)	–
Revaluation/Translation differences	–	3,767	–
Difference on revaluation of other marketable securities	–	3,767	–
Total Net Assets	–	178,755	–
Total Liabilities and Net Assets	–	358,196	–

Note: Amounts less than one million yen have been omitted.

□ Establishment of "Net Assets" section in the interim non-consolidated balance sheet

With an enforcement of the Company Act in May 1, 2006, Shareholders' Equity section in the balance sheet was abolished and Net Asset section was newly established. The new balance sheet presents asset items in the Asset section and liabilities items in the Liabilities section, and any other items that do not correspond to either section are presented in the Net Asset section.

●Interim Non-Consolidated Statements of Income (unit: millions of yen)

	Fiscal year 2006 Interim (Apr. 2005 thru Sept. 2005)	Fiscal year 2007 Interim (Apr. 2006 thru Sept. 2006)	Fiscal year 2006 (Apr. 2005 thru Mar. 2006)
Net sales	94,193	114,170	206,831
Cost of sales	82,489	100,604	182,910
Gross profit	11,704	13,565	23,920
Selling, general and administrative expenses	11,368	9,190	20,844
Operating income	336	4,375	3,075
Other income	5,323	1,647	9,176
Interest income	354	311	638
Dividends income	4,556	1,007	7,759
Rent income of fixed assets	120	83	212
Others	291	244	566
Other expenses	1,023	1,076	2,016
Interest and discount charge	429	–	771
Interest expenses	–	392	–
Interest on bonds	386	370	740
Foreign currency exchange loss	70	187	166
Others	137	126	338
Ordinary income	4,635	4,946	10,236
Extraordinary income	596	489	1,157
Gain on sales of fixed assets	103	195	477
Gain on sales of investment securities	–	–	191
Gain on the reversal of preemptive rights	447	–	447
Reversal of allowance for doubtful receivables	45	293	41
Extraordinary loss	2,267	1,571	11,479
Loss on sales of fixed assets	0	13	12
Loss on disposal of fixed assets	19	73	136
Impairment loss	1,478	68	1,642
Allowance for doubtful receivables	345	–	316
Loss on revaluation of investments securities in affiliates	–	–	5,230
Loss on liquidation of affiliates	–	–	49
Loss on after-care of products	–	13	29
Business restructuring loss	–	1,402	3,637
Retirement benefits to directors and corporate auditors	423	–	423
Income before income taxes (loss)	2,964	3,864	(85)
Income taxes current (including enterprise tax)	1,356	610	1,815
Adjustment of income taxes	(106)	709	1,478
Total income taxes	1,250	1,319	3,293
Net income (loss)	1,713	2,544	(3,378)
Retained earnings brought forward from the previous period	2,081	–	2,081
Loss on disposal of treasury stock	0	–	0
Unappropriated retained earnings at end of interim period (Undisposed retained deficit at end of year)	3,794	–	(1,297)

Note: Amounts less than one million yen have been omitted.

Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16, 1951
Capital	¥68,258 million
Number of Employees	2,493
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel: 81-267-32-2200
Head Office and Plants	Tokyo Head Office, Karuizawa Plant, Hamamatsu Plant, Fujisawa Plant, Omori Plant

Board of Directors

Representative Director, President and Chief Executive Officer
Takayuki Yamagishi

Directors, Senior Managing Executive Officers
Yoshihisa Kainuma
Ryusuke Mizukami
Tosei Takenaka
Koichi Dosho

Directors, Managing Executive Officers
Hiroharu Katogi
Akihiro Hirao
Eiichi Kobayashi

Independent Directors
Chanchai Leetavorn
Takashi Matsuoka

Corporate Auditors

Standing Corporate Auditors
Shinichi Mori
Yoshinori Amano

Standing External Corporate Auditor
Tsukasa Oshima

External Corporate Auditors
Isao Hiraide
Hirotaka Fujiwara

Executive Officers

Managing Executive Officers
Yukio Shimizu
Susumu Fujisawa
Akio Okamiya
Hiroyuki Yajima
Sakae Yashiro
Masayoshi Yamanaka
Shunji Mase
Hirotaka Fujita

Executive Officers
Sadahiko Oki
Motoyuki Niijima
Kunio Shimba
Junichi Mochizuki
Morihiro Iijima
Mamoru Kamigaki
Takashi Aiba
Daishiro Konomi
Tatsuo Matsuda
Gary Yomantas

Organization Chart


Board of Directors
Board of Corporate Auditors
President, Chief Executive Officer
Senior Executive Officer Council
General Manager of Regional Affairs for South East Asia
General Manager of Regional Affairs for China
General Manager of Regional Affairs for Europe
General Manager of Regional Affairs for the Americas
Compliance Committee
Risk Management Committee
Internal Auditing Office
Security Trade Control Office
Environment Protection Committee
Product Safety Committee
Information Security Committee
Patent Committee
Ball Bearing Business Unit
Rod-End Business Unit
Mechanical Assembly Business Unit
Spindle Motor Business Unit
Precision Motor Business Unit
Fastener Business Unit
Defense-Related Special Parts Business Unit
Measuring Components Business Unit
Keyboard Business Unit
Speaker Business Unit
Electronic Device Business Unit
Information Motor Business Unit
NHBB Business Unit
Hansen Business Unit
Manufacturing Headquarters
First Production Engineering Division
Second Production Engineering Division
Component Manufacturing Division
Sales Headquarters
European Region
North American Region
South East Asian Region
China Region
Domestic Sales Division
Sales Headquarters HQ
Engineering Headquarters
Material and Process Development Division
Bearing Basic Technology Development Division
Rotary Component Basic Technology Development Division
Opto Device Development Division
Electronics Development Division
PMDM Division
Cool Tech Division
Intellectual Property Division
Engineering Support Division
Group Environment Management Division
Operations Headquarters
Personnel & General Affairs Division
Logistics Division
Procurement Division
Corporate Planning Division
Legal Division
Administration Headquarters
Accounting Division
Finance Division
Administration Division
Information Systems Division

Total Number of Shares Authorized	1,000,000,000	shares
Number of Shares Issued	399,167,695	shares
Number of Shareholders	25,009	

□ Major Shareholders (Top 10)

	Number of Shares (shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	33,918,000	8.50
Japan Trustee Services Bank, Ltd. (Trust account)	28,851,000	7.23
Japan Trustee Services Bank, Ltd. (Trust account 4)	18,072,000	4.53
Keiaisha Co., Ltd.	15,000,000	3.76
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial and Economic Research Foundation	12,347,330	3.09
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,057,839	2.52
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
State Street Bank and Trust Company	9,335,625	2.34
State Street Bank and Trust Company 505019	7,722,000	1.93

□ Stock Price on Tokyo Stock Exchange


(Yen)
1,500
1,000
500
0
2003
2004
2005
2006
10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9

□ Shareholder Distribution by Unit Shares

Number of Unit Shares (1 unit = 1,000 shares)


Individuals and Others
59,992
(15.06%)
Foreign Corporations
122,542
(30.75%)
Financial Institution
173,793
(43.64%)
Other Corporations
31,903
(8.01%)
Securities Firms
10,107
(2.54%)

Number of Unit Share Holders


Securities Firms
68
(0.30%)
Financial Institution
103
(0.45%)
Other Corporations
308
(1.35%)
Individuals and Others
22,114
(96.63%)
Foreign Corporations
291
(1.27%)

Dividend Policy

Our basic dividend policy is that we consider it important to continue paying stable dividends, while considering the retuen of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective.
With the adoption of a resolution at the 60th Ordinary General Meeting of Shareholders to change the Company's Articles of Incorporation, the Company has been enabled to pay interim divedends by resolution of the Board of Directors, with September 30 as an effective date from now on.
Although the Company will not make an interim dividend payment for the current business year as forecasted at the beginning of the term, we will continue to implement our basic dividend policy by considering various factors comprehensively.

What do you need to do to sell or buy your less-than-one-unit shares?

Normally, you cannot sell or buy your less-than-one-unit shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a demand for purchase or a demand for sale of the shares to turn your shares into a unit share.
For inquiries, please contact the Stock Transfer Agency Department of Sumitomo Trust & Banking Co., Ltd.
In case you use stock certificate depositary system, please contact the securities company that you deal with.

(Example for purchasing shares)

700 Less-than-one-unit shares that you hold + 300 Less-than-one-unit shares that you purchase = 1 unit share (1,000 shares)

For inquiries, contact The Sumitomo Trust & Banking Co., Ltd.
Stock Transfer Agency Department 0120-176-417

Information for Shareholders

Business Year	From April 1 to March 31 of next year
Ordinary General Meeting of Shareholders	June every year
Record date	Ordinary General Meeting of Shareholders March 31 every year Year-end Dividends March 31 every year When the Company makes an interim dividend payment, the record date is September 30.
Agent to Manage Shareholders Registry	5-33, Kitahama 4-chome, Chuo-ku, Osaka The Sumitomo Trust & Banking Co., Ltd.
Agent to Manage Shareholders Registry Branch	4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department
Delivery Address for Postal Matters	1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701 The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department
Telephone Inquiries	(For Change-of-Address Form and other forms, please call) 0120-175-417 (For other inquiries, please call) 0120-176-417
Web Site	**http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html**
Intermediary Office	The Sumitomo Trust & Banking Co., Ltd. Head Office and branch offices in Japan
Public Notice	The Nihon Keizai Shimbun
Common Stock Listings	Tokyo, Osaka, Nagoya and Singapore As of the end of November 2006, the Company is in the process of delisting its stock from Stock Exchange of Singapore.

Minebea

Minebea Co., Ltd.
ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611 Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/

PRINTED WITH SOY INK R100 Printed on 100% recycled paper

NMB Minebea



Minebea Co., Ltd.
ANNUAL REPORT
2006
Year Ended March 31, 2006



Minebea Co., Ltd., was established in 1951 as Japan's first specialized manufacturer of miniature ball bearings. Today, the Company is the world's lea[illegible]comprehensive manufacturer of miniature ball bearings and high-precisio[illegible]lying customers worldwide in the information and telecom[illegible] aerospace, automotive and household electric[illegible]

As of March 31, 2003, the Minebea [illegible] affiliates in 13 countries. The Grou[illegible] employs a total of 47,5[illegible]

Conten[illegible]

For Minebea, competitiveness means ensuring both ultraprecision machining and production tec




NMB-MAT

Disclaimer Regarding Future Projections

In this annual report, all statements that are not historical facts are future projections made based on certain assumptions and our management's judgement drawn from currently available information. Accordingly, when evaluating our performance or value as a going concern, these projections should not be relied on entirely. Please note that actual performance may vary significantly from any particular projection owing to various factors, including: (i) changes in economic indicators surrounding us, or in demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. Please note, however, this is not a complete list of the factors affecting actual performance.

At a Glance

Year ended March 31, 2006

Machined Components



Principal Products

- **Bearings and Bearing-Related Products**
  - Miniature ball bearings
  - Small-sized ball bearings
  - Integrated-shaft ball bearings
  - Rod-end bearings
  - Spherical bearings
  - Roller bearings
  - Sleeve bearings
  - Pivot assemblies
  - Tape guides
- **Other Machined Components**
  - Aerospace/automotive fasteners
  - Special machined components
  - Magnetic clutches and brakes

Percentage of net sales


41%

Net Sales of Machined Components


Billions of yen
200
160
120
80
40
0
122.0
118.1
111.7
116.1
129.6
2002
2003
2004
2005
2006

Electronic Devices and Components



Principal Products

- **Rotary Components**
  - Hard disc drive (HDD) spindle motors
  - Fan motors
  - Hybrid-type stepping motors
  - Permanent magnet (PM)-type stepping motors
  - Brush DC motors
  - Vibration motors
  - Variable reductance (VR) resolvers
- **Other Electronic Devices and Components**
  - Personal computer (PC) keyboards
  - Speakers
  - Electronic devices
    - Color wheels
    - Magneto-optical disc (MOD) drive subassemblies
    - Lighting devices for liquid crystal displays (LCDs)
    - Magnetic heads for floppy disc drives (FDDs)
    - Backlight inverters
  - Measuring components
    - Strain gages
    - Load cells

Percentage of net sales


59%

Net Sales of Electronic Devices and Components


Billions of yen
200
160
120
80
40
0
156.3
154.1
156.9
178.3
188.9
2002
2003
2004
2005
2006

Consolidated Financial Highlights

Years ended March 31

	Millions of yen		*Percentage change*	*Thousands of U.S. dollars (Note)*
	2006	2005	2006/2005	**2006**
Net sales	**¥318,446**	¥294,422	8.2%	**$2,710,874**
Operating income	**19,269**	14,083	36.8	**164,034**
Net income	**4,257**	5,581	(23.7)	**36,243**
Total shareholders' equity	**117,577**	102,088	15.2	**1,000,917**
Total assets	**349,862**	332,217	5.3	**2,978,317**
Return on shareholders' equity	**3.9%**	5.7%		

	Yen		*Percentage change*	*U.S. dollars (Note)*
Per Share Data:				
Net income (basic)	**¥ 10.67**	¥ 13.93	(23.4)%	**$0.09**
Shareholders' equity	**294.65**	255.82	15.2	**2.51**
Cash dividends applicable to the year	**7.00**	7.00	0.0	**0.06**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥117.47=US$1, the approximate rate of exchange on March 31, 2006.


Net Sales and Operating Income
Billions of yen
350
280
210
140
70
0
279.3
272.2
268.6
294.4
318.4
22.0
19.4
18.1
14.1
19.3
2002
2003
2004
2005
2006
Net sales
Operating income


Net Income (Loss) and
Net Income (Loss) per Share (Basic)
Billions of yen
Yen
12
9
6
3
0
-3
28
21
14
7
0
-7
13.27
5.3
-2.4
-6.10
15.08
6.0
13.93
5.0
10.67
4.3
2002
2003
2004
2005
2006
Net income (loss) (left scale)
Net income (loss) per share (basic)


Return on Shareholders' Equity (ROE)
and Return on Assets (ROA)
%
12
9
6
3
0
-3
5.0
1.5
-2.3
-0.8
6.3
1.9
5.7
1.7
3.9
1.2
2002
2003
2004
2005
2006
ROE
ROA

Targeting New Growth as a Company that Leads the Competition through Manufacturing and Technological Excellence

When I assumed the position of president and chief executive officer of Minebea in 2005, I stated that I believed my main mission was to increase profitability and to do so with momentum. With this in mind, I set three priority strategic tasks:

1. Take decisive actions to implement structural reforms
2. Reinforce R&D
3. Manage the Company with a clear vision

Through resolute efforts aimed at addressing these tasks, we have endeavored to improve results in persistently unprofitable businesses and strengthen the foundations of growth businesses. As a consequence, in fiscal 2006, ended March 31, 2006, we achieved a 36.8% increase in operating income—a major step toward a full recovery. In March 2006, I introduced a new road map for growth that positions fiscal 2006 as a year for structural reform, fiscal 2007 as a year for eradicating elements that are not conducive to growth and fiscal 2008 as a year for surging forward. In line with this road map, in fiscal 2007 we will ready ourselves for fiscal 2008 by resolving any remaining issues in our business and establishing a firmly profitable business structure.

Results of Operations

In fiscal 2006, Minebea recorded consolidated net sales of ¥318.4 billion, an increase of 8.2% from fiscal 2005, and operating income of ¥19.3 billion, up 36.8%. Nonetheless, net income declined 23.7%, to ¥4.3 billon.

Principal global economies were firm during the period, mirroring robust demand in key sectors, notably PCs, HDDs, digital household appliances, aircraft and automobiles. In this environment, our sales were driven by steadily expanding sales of bearings and key machined components and a sharp increase in sales of lighting devices.

We also succeed in achieving our initial target for operating income, which was bolstered by solid gains in such key businesses as ball bearings, rod-end and spherical bearings, and pivot assemblies, as well as improvements in three loss-making businesses, notably HDD spindle motors, which returned to profitability in the fourth quarter.

The decline in net income was largely attributable to the fact that we recorded a business restructuring loss of ¥3.5 billion, owing to sweeping measures implemented in our PC keyboard business—another of our three loss-making businesses.



Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

Initiatives and Accomplishments in Fiscal 2006

During the period under review, we focused on the following four key initiatives in our drive to improve results in persistently unprofitable businesses and reinforce the operating foundation of growth businesses:

- □ **Implement structural reforms, namely, introduce a business unit system and establish headquarters**
- □ **Shift our focus to quality rather than volume, and income rather than sales**
- □ **Reinforce engineering and technological development (through the promotion of coordinated management by the Engineering Headquarters and the establishment of basic technology development divisions)**
- □ **Improve the performance of loss-making businesses**

Structural reforms focused on the introduction of a business unit system and the establishment of five headquarters to provide support for business units. These reforms have enhanced the independence and freedom of individual businesses as well as clarified accountability. At the same time, they have eliminated organizational barriers, thereby facilitating the efficient deployment of Group resources and enabling Group companies to effectively align their business strategies.

On another front, we acknowledged that our traditional emphasis on high volume is not suited to all Minebea businesses. A classic example of a business that has performed poorly as a consequence of this approach is HDD spindle motors. Accordingly, we set a clearly defined policy of placing profit ahead of volume and took steps to ensure that the meaning and objective of this shift were communicated clearly to all employees. Together with this, we sought to convey the importance of returning to the basics of manufacturing. The impact of this initiative was especially evident in our HDD spindle motor business, which returned to profitability in the fourth quarter.

Efforts to reinforce engineering and technological development focused on implementing a new, coordinated management system under the guidance of the Engineering Headquarters and establishing basic technology development divisions. From here, we have begun to create a basic foundation that will enable the Engineering Headquarters to oversee R&D worldwide. We are also placing a high priority on strengthening basic technologies, recognizing their importance in developing new and next-generation products and cultivating new markets.

Actions taken during the period to improve the performance of loss-making businesses met with considerable success—in HDD spindle motors, as previously mentioned, as well as information motors, PC keyboards and other targeted businesses. In the HDD spindle motor business, groups responsible for parts production and assembly worked together to lower costs and increase yields. We embarked on a review of the structure of our information motor business—an exercise that concluded shortly after the fiscal year-end—and succeeded in trimming losses. In PC keyboards, we shifted our focus to high-value-added models and made the decision to implement far-reaching structural reforms aimed at significantly lowering fixed costs.

A New Road Map

The most crucial task facing Minebea going forward is to increase profitability and to do so swiftly. Achieving a temporary jump in profitability is not, however, the same as launching Minebea on a new growth trajectory. To realize high profitability and true growth potential, we must thoroughly reexamine our core competencies. This is also essential to achieve the vision

A Strategic Growth Company



Growth and Profitability
Leading the Competition through Manufacturing and Technological Excellence
Evolve toward New Markets
Moving Forward
Year ending Mar. '08
Strategic Businesses Growth
Strengthen Engineering and Technology Development
Continually Improve Manufacturing Technologies
Transition to Stronger Business
Year ending Mar. '07
Return to Profitability
Strategy, Business and Technology Alignment
Reorganization
Year ended Mar. '06
Reduce Losses
Structural Changes for Growth
Return to Basics of Manufacturing
Non-Profitable Businesses
Growth Businesses
Manufacturing, Engineering and Sales

I have set forth for Minebea—that of a company that leads the competition through manufacturing and technological excellence.

The four initiatives implemented in fiscal 2006 were undertaken with this vision in mind. These initiatives shared one constant, namely, a return to the basics of manufacturing. To accommodate this, we must refashion our strategies, our structure and our various businesses—this is what is meant by "structural reform." In fiscal 2007, we will build on the foundation established through these initiatives to resolve remaining issues and establish a solid framework for growth, thereby laying the groundwork for a surge forward in fiscal 2008.

Strengthening Engineering and Technology Development: The Key to Future Growth

The most important challenge facing us in realizing our vision of Minebea as a company that leads the competition through manufacturing and technological excellence is to strengthen our engineering and technology development capabilities. Pursuing product development technologies alone is not enough to ensure a competitive advantage. Recognizing that superior product development technologies derive from outstanding basic technologies, the Engineering Headquarters focuses on both, with an approach that emphasizes a medium-to long-term perspective.

Technology development divisions affiliated with business units are tasked with developing new products with immediate practicality, that is, new, commercially viable products based on products currently in the business units' portfolios. It is thus crucial for these divisions to understand customer needs and be able to translate that understanding into business potential—with this capability comes competitive advantage.

Minebea also recognizes that responding to market needs requires the integration of multiple basic and product development technologies. Accordingly, the technology development divisions focus not only on strengthening existing technologies, but also on combining these technologies as well as integrating them with technologies introduced from external sources.

Light-emitting diode (LED) backlights are an example of a successful product developed by a technology development division. Development based on our existing optical and molding technologies began five years ago at the Hamamatsu Plant's technology development division. Since commercialization, the Engineering Headquarters has pursued development efforts aimed

Engineering and Technology Development


Engineering Headquarters
Engineering and Technology
Development Divisions
Medium- to Long-Term Prospect
Basic Technology Development
and Product Development
Link
Technology Development
Reinforce
Human Resources
Business Units
Engineering and Technology
Development Divisions
Product Development
Directly Linked to Businesses
Strengthen Basic
Technology Development
Priority Measures
Bearing Basic
Technology Development Division
Rotary Component Basic
Technology Development Division
Opto Device Development Division
Electronics Development Division
Share
Core Technologies
Basic Technology
Development
Product
Technology
Development
Integrate Products
Enhance Core
Technologies
Innovate Product
Technologies
Integrate Technologies
Development of Next-
Generation Products
Development of
New Products
Creation of
New Markets

at anticipating market demand two years or more in the future, while the technology development division affiliated with the relevant business unit has focused on new models. In 2005, we launched a high-luminance, slim-profile LED backlight that has earned high marks from customers. Developed jointly with Japan's Nichia Corporation begun three years previously, this unit reflected a firm grasp of intrinsic market needs and a carefully prepared development road map that identified outstanding individual technologies and a superb combination of technologies as well as facilitated the development of a highly competitive product.

Challenges for Fiscal 2007: Resolve Remaining Issues and Establish a Framework for Growth

"Resolving remaining issues" means achieving a return to profitability for those businesses that remain unprofitable and ensuring they are positioned to maintain profitability going forward.

In the HDD spindle motor business, which has already returned to profitability, we will continue to strive not only to lower manufacturing costs, but also to expand production and sales of fluid dynamic bearing (FDB) motors for 2.5-inch HDDs. We will also promote development of increasingly compact HDD spindle motors with a view to expanding sales in fiscal 2008 and beyond.

Based on the results of the structural review launched in fiscal 2005, in June 2006 we restructured our information motor business. We will capitalize on the new organization to achieve further cost reductions and ensure a return to profitability for this business.

In our PC keyboard business, which has also been restructured, we expect to complete a reorganization of related manufacturing and sales operations in fiscal 2007. In the second half of the period, we intend to narrow our product range and, by shifting to high-value-added models and reducing manufacturing costs, aim to achieve profitability on a monthly basis.

With the aim of "establishing a framework for growth," during the next year we will focus on returning to the basics of manufacturing, thereby reinforcing the foundation of this business in terms of manufacturing, engineering and sales. In doing so, we will move closer to achieving our vision of Minebea as a company that leads the competition through manufacturing and technological excellence. Efforts will not be limited to loss-making businesses, but will also be implemented in profitable businesses with the aim of realizing ever-higher levels of growth. This includes our core ball bearings business, which continues to expand.

Recognizing that returning to the basics of manufacturing offers the potential to lower costs and improve yields, we undertook a variety of initiatives during the period under review. Going forward, we will continue to pursue such initiatives with the aim of achieving further growth through cost reduction and rationalization. With the increasing prevalence of pivot assemblies and digital devices, demand for miniature—i.e., smaller than conventional "small-sized"—ball bearings is rising. Accordingly, we will chart continued growth by stepping up production of ball bearings with outer diameters of less than 10mm.

In rod-end and spherical bearings, we will respond to rising demand in emerging markets, notably China and India, and double-digit growth in the aircraft market by reinforcing production capacity and developing new products. In addition to expanding capacity at existing plants and rod-end and spherical bearings facilities in Japan, the United States and Europe, we will conduct front-end production in Thailand. We expect these efforts to also further reduce costs, thereby enhancing competitiveness.

Minebea currently enjoys a 70% share of the global market share for pivot assemblies. The market for pivot assemblies for use in HDDs is expected to rise by approximately 15% annually for the foreseeable future. We intend to bolster production capacity for these key components in line with market growth.

Demand is also growing for LED backlights. To date, we have focused on small units for cellular telephone displays. Going forward, we will strive to improve the technical superiority of our small LED backlights, as well as establish a presence in the market for medium-sized units. Customers have reacted positively to the newly developed high-luminance, slim-profile LED backlight we launched in 2005. Expanded sales of this product will reinforce our position in the market for small LCDs. In the area of medium-sized LED backlights, we will target the market for car navigation system displays.

Taking a comprehensive approach to the display market, we are also introducing backlight inverters illuminated by cold cathode-ray fluorescent lamps (CCFLs) and color wheels for projectors.

As of the publication of this annual report, our plan to achieve a full recovery for Minebea is proceeding largely as planned. We took a major step in this direction in fiscal 2006, but it was only a start. Translating the achievements of the past year into firm, sustainable growth in the next phase of this recovery will be anything but easy. The next phase will bring bigger challenges and demand greater dedication on the part of all employees. In these and all our efforts, I look forward to the continued support of our shareholders.

July 1, 2006



Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

Capitalizing on Core Technologies to Develop Diverse New Businesses



Over the years, Minebea has amassed a portfolio of outstanding core technologies. Of particular note are its ultraprecision machining technologies, which underpin Minebea's 60% share of the global market for miniature ball bearings, as well as its optical, thin film, electric and electromagnetic and sensor technologies.

These technologies have enabled Minebea to introduce a wide range of market-leading products. Today, Minebea is stepping up efforts to integrate these technologies with the aim of developing even more competitive new products.

Minebea's Core Technologies


Tribology
Basic materials technologies
Motor drive circuit design technologies
Circuit design technologies for light sources
Ultraprecision Machining Technologies
Optical design, analysis and measuring technologies
Sensor technologies
Technologies for aerospace and special environments
Clean technologies

Focusing on Core Technologies, Responding to Market Needs and Enhancing Our Ability to Discover New Markets



"We have grown our measuring components business by focusing on core strain gage technologies and responding effectively to the diverse needs of different markets."

Motoyuki Niijima
Executive Officer and Head of the Measuring Components Business Unit

Minebea's measuring components business centers on strain gages and products that have been developed by applying our strain gage technologies. This is a business that demands highly sophisticated technologies, but individual markets tend to be small and products are highly specialized with little scope for broad application.

For these reasons, it is important to focus on core technologies and respond effectively to the diverse needs of different markets. Enhancing one's ability to discover new markets also influences business growth.



Sales of Measuring Components
Billions of yen
15
10
5
0
4.4
4.4
6.1
8.1
7.7
8.5
2002
2003
2004
2005
2006
2007 (Forecast)
(FY)

Core Strain Gage Technologies

Strain gages consist of a very fine metallic foil etched in a grid pattern, which is bonded to a device and used to measure the strain, or amount of deformation of the device when weight or force is applied. The resulting electrical output is proportional to the strain. Minebea manufactures strain gages engineered and developed in-house at its plants in Thailand and China for shipment to customers worldwide and is the world leader in terms of production volume.



Strain Gages: Minebea's Development Road Map

	1st Generation 1950–2000	2nd Generation 1995–Present	3rd Generation
Technologies	Technologies imported from overseas	Proprietary technologies used to improve performance	New technologies developed to support product development
Applications	• Laboratory testing • Industrial testing	• Industrial testing • Automobile components	• Industrial testing • Automobile components • Control components for robots and other uses

Minebea's first generation of strain gages offered outstanding accuracy, but researchers still faced the challenge of significant zero drift, a time-dependent shifting of the zero calibration point—essential to measurement—from its original zero value. With its second generation of strain gages, Minebea sought to address this by, among others, using different materials and in 2000 succeeded in commercializing a strain gage that essentially eliminated zero drift. Boasting outstanding fatigue resistance, this unit can withstand more than 10 million uses, a key feature that has prompted its adoption by leading automakers for use in weight sensors mounted in passenger seat subframes.

Developing New Technologies

With the aim of expanding this business and ensuring a high level of profitability, we are striving to improve the precision of Minebea strain gages by introducing optical technologies and reinforcing our software development capabilities. At the same time, as a business unit we are promoting the expansion of this business by capitalizing on our sales, development and manufacturing capabilities.

Load cell assembly line



Optical six-axial force sensors



Used in the wrists and ankles of humanoid robots

Placement of SOS structure in diffusion furnace





Measuring Components

Strain Gages

Load Cells and Transducers

Digital Indicators

Tensile and Compression Testing Machines

Chip mounting line



Gage application process



Tensile and compression testing machine

Used to measure the amount of stretch and contraction of metal, plastic and other materials



Optical Six-Axial Force Sensor

Six-axial force sensors measure the force on all three axes (longitudinal, vertical and lateral) as well as torque. Typically, they are used in humanoid and industrial robots. Accordingly, key challenges include reducing size and minimizing price.

Minebea has used its proprietary optical sensing technology to develop an optical six-axial force sensor that achieves an outstanding balance between cost and performance. This groundbreaking new sensor also capitalizes on Minebea's advanced circuit technology—amassed over many years through the development and manufacture of measuring components—which has facilitated the incorporation of a high-speed arithmetic circuit, thereby facilitating a highly compact design.

Optical Transmission Torque Transducer

Like conventional torque transducers, this unit uses a strain gage to detect torque. With conventional torque meters, torque signals (analog) are transmitted via a coil from a rotating shaft to a stationary unit. In contrast, with Minebea's optical transmission torque transducer these analog signals are converted into digital signals and transmitted optically using an LED without the unit ever coming into contact with the shaft. The use of optical fibers as the receiving medium means this innovative unit is compact and lightweight, delivers high-speed revolution and is resistant to noise interference.

Advanced Applications

SOS transducers manufactured by Minebea's Measuring Components Business Unit are used in the Japan Aerospace Exploration Agency's H-IIA rockets. A total of 56 transducers in each H-IIA rocket control the pressure of combusted gas and monitor other types of pressure.

As the name indicates, SOS transducers employ silicon on sapphire (SOS), a process for integrated circuit manufacturing that consists of a thin layer of silicon and a strain gage epitaxially deposited on a sapphire wafer.



H-IIA rocket
(Photo courtesy of Mitsubishi Heavy Industries, Ltd.)

Advantages of Six-Axial Force Sensors

	Strain gage sensor	Optical sensor
Features	• High precision • Complicated sensing element • Complicated wiring • Expensive	• Simple sensing element • Simple wiring • Easy to build in an amp and digitize • Inexpensive

Torque Transducers: Development Road Map

	1st Generation Slip ring-type	2nd Generation Rotary transformer-type	3rd Generation Optical-type
Features	• Low-speed rotation • Continuous rotation not possible	• Medium-speed rotation • Better resistance to noise interference	• High-speed rotation • High resistance to noise interference
Maximum rotation	8,000 rpm	10,000 rpm	15,000 rpm

Striving to Balance Reliability, Safety and High Performance



"Since Minebea began to manufacture rod-end bearings in 1969, we have cultivated key technologies and gained approval to supply leading aircraft manufacturers."

Tsugihiko Musha
Head of the Rod-End Bearings Business Unit

Malfunctioning components in an aircraft can be a life-and-death problem, so reliability is absolutely crucial.

Components used in aircraft must be able not only to bear a load of several tons and withstand sudden load shifts, harsh temperatures ranging from 500°C+ near the engine to –60°C outside the aircraft, rapid temperature changes, and diverse and fluctuating weather conditions, but also offer proven—i.e., backed up with extensive test data—durability and safety in all applications at all times, from takeoff to landing.

Manufacturers of aircraft bearings must therefore possess both technological prowess—enabling them to accommodate rigorous specifications—and sophisticated testing facilities. These are the absolute minimum requirements for component manufacturers to become an approved supplier. Being an approved supplier is the minimum condition for competing in this market. Moreover, approval must be earned not only for individual components, but also for production processes, including heat treatment and surface treatment, which also require advanced expertise.

Since Minebea began to manufacture rod-end bearings in 1969, we have cultivated key technologies and gained approval to supply leading aircraft manufacturers. Since the 1990s, we have diversified into areas that are beyond the capabilities of our competitors. These include bearings for use in dry (i.e., unlubricated) conditions, which hamper slide, and for applications requiring extremely high durability. Thanks to these efforts, many aircraft manufacturers today view us as indispensable.

We have formulated a technology road map that will guide our efforts going forward. In line with this, we will strive to develop highly competitive products by maximizing our ultraprecision machining technologies, as well as by enhancing our stress analysis simulation and testing technologies.

Hideki Kawada
Deputy Head of the Rod-End Bearings Business Unit

Rod-end bearings for aerospace use is a field in which we have achieved both a high market share and outstanding profitability. Although there was a slight dip after the attacks of September 11, 2001, demand today is expanding robustly. With the introduction of the new Airbus A380 ahead, we expect this trend to continue.

In response to rising demand, Minebea will implement a carefully planned program of product development and capital investment, thereby maintaining a healthy balance between profitability and growth.



Bearings for aerospace use

Computerized stress analysis



Load test equipment



Bearings for Aerospace Use



Rod-End Bearings

Spherical Bearings

Roller Bearings

Sleeve Bearings

Mechanical Assemblies

Rod-end bearings



Inspection



Inspections guarantee the quality and reliability of every bearing

Applications for Minebea Bearings in the Airbus A380


Torque Limiter Flap/Slat
Spoiler Hinge Actuator
ST Droop Nose
Slat Track
Main Gearbox for GP7200
Gearbox Mount for GP7200
Spoiler Motor
Spoiler
Door Actuators
Cabin Cooling Fans
Avionics Cooling Fans
Nose Gear
NLG Dragstay
PDU Cargo Rollers
Passenger Door
Wing Tip Brake Actuator
Body Landing Gear
THSA
Rear Pylon Support
Air Bleed Valves
Bleed Valve Connecting Link
Flap Actuators
Flap Drive Gearboxes
T900
VSV Control, T900 Engine
Wing Gear Door
Wing Landing Gear Rear Pintle
Wing Landing Gear Forward Pintle
Slat PCU Gearbox
Flap PCU Gearbox



Roller bearings for aerospace use


Sales of Rod-End and Spherical Bearings
Billions of yen
20
15
10
5
0
12.8
12.2
13.7
16.8
18.0
2003
2004
2005
2006
2007 (FY)
(Forecast)

Maximizing Superior Elemental Technologies in Growth Markets Driven by Technological Innovation



"Outstanding elemental technologies, together with a road map that effectively responded to market and technological trends and facilitated strategic product development, enabled Minebea to become a top manufacturer of small LED backlights soon after it entered this market."

Hirotaka Fujita
Managing Executive Officer and Head of the Electronic Device Business Unit

A late entrant to the market for small LED backlights about five years ago, Minebea today has a global market share of approximately 10% and is one of the world's top three manufacturers. This achievement is attributable to the fact that Minebea:

1) possesses outstanding and directly relevant elemental technologies,
2) formulated a road map that effectively responded to market and technological trends, and
3) facilitated strategic product development.

The key to developing advanced small LED backlights is to design light guide plates that provide greater and more uniform luminance and have a slimmer profile, thereby bringing the light source to the surface.

At present, light guide plates with a thickness of approximately 0.6 mm dominate the market. Simply making the plate slimmer reduces the amount of light that is carried from the light source to the LED surface. Accordingly, designing a slimmer light guide plate demands ultraprecision machining technologies as well as highly advanced optical simulation and optical thin film technologies.

Minebea has amassed outstanding ultraprecision machining technologies through the manufacture of its mainstay bearings and small motors. Going forward, these technologies will have increased currency in the area of LED backlights.

In line with our development road map for LED backlights, we are promoting product development that maximizes while at the same time reflects a solid grasp of trends in the displays market. One initiative to date has involved the development of a high-performance LED backlight in collaboration with a leading LED manufacturer. Through such moves, we will endeavor to increase our share of the market for small LED backlights as well as expand our focus to include the markets for medium-sized and large units.

Display Market

Minebea's lineup includes products for the small, medium-sized and large display markets.


Small LED backlights
Medium-sized LED backlights
CCFL backlight inverters
Ballasts
Color wheels
Luminance
Cellular telephones
Digital cameras
PDAs
Car navigation systems
Notebook PCs
Monitors
LCD TVs
LCD TVs
Projectors
Size
1-inch
3.5-inch
8-inch
23-inch
32-inch
40-inch
60-inch

Optical evaluation



A wide range of equipment enables precise optical evaluation

Circuit technologies



Advanced circuit design technologies facilitate highly efficient and reliable circuitry

Circuit evaluation



Performance evaluation supports efforts to enhance the reliability and attributes of circuitry developed in-house



FPD Peripheral Components

LED Backlights

CCFL Backlight Inverters

Color Wheels

Ballasts

Thin film technology



Minebea boasts advanced thin film coating technology and a clean room work area

Design technologies



A range of two- and three-dimensional computer-assisted design (CAD) systems help shorten lead times from die design to production of the finished unit

Lighting technologies



Optical simulation is essential to elemental technologies used in the manufacture of high-performance optical components.

For medium-sized LED backlights for car navigation systems—a newer market for Minebea—technologies to reduce thermal radiation are also essential. The heat reduction technologies we accumulated through the manufacture of fan motors and switching power supplies are enabling us to develop highly competitive products.

In the area of backlight inverters, we are capitalizing on circuit design technologies cultivated though the manufacture of switching power supplies and optical thin film technologies. The area of color wheels allows us to use optical thin film technologies amassed through the manufacture of MODs and precision small-motor technologies accumulated through the manufacture of HDD spindle motors. These technologies are underpinning efforts to develop products that boast distinctive competitive advantages.

Going forward, we will continue to develop attractive and commercially viable products by integrating these key technologies. These efforts will focus on products that satisfy two key conditions, that is, they:

1) allow us to maximize Minebea's core technologies, and
2) are in growth markets driven by technological innovation.


LCD panel
Prism sheet
Light guide plate
Reflector
White LED

LED Backlights
The light from an LED display actually comes from a backlight, which, as its name indicates, is positioned at the back of the display unit. The performance of a standard LED backlight is largely determined by the performance of the LED, optical film and light guide plate. Minebea's technologies and expertise in such areas as molding, precision manufacturing, optical simulation and optical thin film formation are particularly relevant to the manufacture of superior light guide plates.

Technologies Supporting the Manufacture of High-Performance LED Backlights


Clean technology/ Analysis technologies
Optical simulation technologies
Precision manufacturing technologies
LED Backlights
Exceptional reliability
High quality
Outstanding attributes
Low cost
Superb responsiveness
Optical thin film technologies
Precision molding technologies
Surface mounting technology
Vertically integrated production system

Clean room assembly line for LED backlights



Sales of Electronic Devices


Billions of yen
30
20
10
0
15.9
15.3
20.8
25.0
28.0
2003
2004
2005
2006
2007 (Forecast)
(FY)

Protecting the Environment

Acutely aware of the significant burden placed on the environment by the activities of industrial concerns and society's expectations of us in this regard, we have always approached environmental protection as a key management objective. In 1991, we established the Anti-CFC Committee with the aim of phasing out the use of specified chlorofluorocarbons (CFCs) and ethane as cleaning agents and in 1993 we formulated our own "Charter for Environmental Protection." Since then, we have continued to implement a variety of measures, focusing on the acquisition of certification under ISO 14001, the International Organization for Standardization (ISO) standard for environmental management systems. In 2003, we published our first annual environmental report, which summarizes our environment-related initiatives and the results thereof.

Environmental Protection Activities

Thanks to efforts aimed at phasing out the use of specified CFCs and ethane as cleaning agents, in April 1993 we became the first bearings manufacturer in the world to completely eliminate specified CFCs and ethane from all production processes.

These and other efforts to contribute to ozone protection have been recognized three times to date with the U.S. Environmental Protection Agency's (EPA's) Stratospheric Protection Award.

Environmental Management System

We continue to implement a proactive environmental protection program at all of our production bases worldwide.

Green Procurement

In June 2004, we set forth management guidelines for our Green Procurement program, which aims to ensure the purchase of raw materials and parts from ecologically sound suppliers. In April 2006, we published the second edition of these guidelines, which have been updated to reflect social and technological changes in the past two years.

Environmentally Sound Products

Minebea products are used in a broad range of applications in homes and offices, as well as in aerospace and automotive applications. To enhance the environmental soundness of our products, we continue to take steps to reduce or eliminate the use of lead and other hazardous chemical substances in products, as well as to promote the development of energy-efficient products that are compatible with the so-called "3R" ("reduce, reuse and recycle") criteria and the use of environment-friendly packaging.

Acquisition of ISO/IEC 17025 for Testing Laboratories (Thailand, China)

The R&D centers of our largest and second-largest production bases, in Thailand and China, acquired ISO/IEC 17025, the global standard for testing laboratories established by the ISO and the International Electrotechnical Commission (IOC). Under a Mutual Recognition Arrangement (MRA), testing certificates issued by accredited laboratories are valid for use in international trade.

In March 2006, we succeeded in eliminating all substances targeted by the Restriction of Hazardous Substances (RoHS) directive from our products. In addition to maintaining an RoHS directive-compliant production system, we will now be able to establish a testing program that assures our products contain no regulated chemical substances—an important step that will help us further reduce the impact of our products on the environment.


2005

For more information on the Minebea Group's environmental activities, please refer to the environment page of Minebea's web site:
http://www.minebea.co.jp/english/environment/

Contributing to Society

In line with our five basic management principles (see page 18), we are committed to ensuring Minebea is a company that is welcomed by the community and contributes to the advancement of people everywhere. To these ends, we continue to undertake a variety of initiatives, including establishing foundations, cooperating with local authorities, supporting amateur sports and setting up an environmental protection fund.

Takahashi Foundation

The Takahashi Foundation, named in memory of Minebea Group founder Takami Takahashi, was established in 1992 to celebrate the 10th anniversary of the Group's operations in Thailand. The Foundation began with a fund of 20 million baht (approximately US$500 thousand), contributed by local Group companies. In 2002, the fund was increased to 60 million baht (approximately US$1.4 million) to commemorate the Group's 20th anniversary in Thailand.

The Takahashi Foundation offers support to impoverished students studying science and technology-related subjects. Since 1993, scholarships have been awarded to more than 500 students in educational institutions nationwide. The Foundation has also initiated a lunch fund project to help ensure the physical and mental health of needy students at the primary school level.

In addition to supporting the Takahashi Foundation, Minebea Group companies in Thailand have set up a scholarship program for local students in Lop Buri and Ayutthaya provinces, both home to major Minebea Group plants.

Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund

In April 1996, Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. established the Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund with the aim of helping preserve the quality of the water in Lake Dianshan-hu and the environment of the surrounding area. The fund is the first of its kind to be set up by a foreign firm in China.

In May 2001, Minebea Electronics & Hi-Tech Components (Shanghai) increased the Shanghai–Minebea Lake Dianshan-hu Environmental Protection Fund to Rmb 11.0 million (approximately US$1.3 million), from Rmb 7.5 million (approximately US$900 thousand). This was done in commemoration of the July 2001 50th anniversary of Minebea's founding. Interest from the fund is used to finance a variety of activities. To date, the fund has assisted with efforts to plant cherry tree saplings along nearby Highway No. 318, build green belts in adjacent areas and install chemical toilets in local residences. In March 2006, the fund supported a project to dredge 14 rivers in the vicinity of Minebea Electronics & Hi-Tech Components (Shanghai)'s plants. This project was largely completed by the end of August.

Amateur Baseball Association of Thailand

In January 1992, Minebea Group companies in Thailand, in cooperation with the Baseball Federation of Asia and the International Baseball Association, played a major role in establishing the Amateur Baseball Association of Thailand, with the objective of introducing and promoting baseball in Thailand.



Takahashi Foundation students on a Minebea plant tour

Minebea has adopted five basic management principles as its basic policy for management, which are to ensure that Minebea is "a company for which we are proud to work," "reinforce our customers' confidence in us," "respond to shareholders' expectations," "ensure Minebea is welcome in local communities" and "contribute to a global society." Under this basic management policy, Minebea's business objective is to fulfill its social responsibilities to the various stakeholders—such as shareholders, business partners, local communities, employees and international society—and maximize its corporate value. To achieve this business objective, Minebea has approached the enhancement and reinforcement of corporate governance as a key management theme. Also, to ensure the health of the management of the Company and strengthen corporate governance, Minebea is promoting the establishment, maintenance and expansion of an internal control system.

1. Basic Explanation of the Company's Organization

In response to the need for highly strategic business judgments and timely action, we changed the Board of Directors to a 10-member system in June 2003. At the same time, by introducing an executive officer system, we have delegated significant authority from the Board of Directors to Executive Officers, and clearly divided the role of management/supervision functions from execution functions.

Moreover, with the aim of obtaining advice on all aspects of corporate management and strengthening the Board of Directors' functions to supervise organizations responsible for execution, we have included two external Board members in the 10-member Board of Directors.

The Board of Auditors is comprised of five members, of which three are external auditors. In addition to holding the Board of Auditors' meetings and attending the Board of Directors' meetings and other important meetings, the auditors—in conjunction with the accounting auditors and the Internal Audit Department—audit domestic offices, subsidiaries and overseas subsidiaries, to audit the activities of directors.

2. Enhancement of the Internal Control System

Minebea resolved at the Board of Directors' meeting that the in-house control system—originally established to include internal controls as part of the due diligence of managers—would be rebuilt and implemented as the "Basic Policy for Internal Control System." With the introduction of the internal control system, the Company will be able to comprehensively maintain and reinforce its systems for, among others, compliance, information storage, risk management, efficient performance of duties, Group control and auditing.

3. Summary of Management Decisions, Supervision and Various Functions

(1) Supervision of Management

Minebea's supervision of management is done by the 10-member Board of Directors, which makes significant strategic business judgments that can facilitate prompt and highly strategic decision making. We have included two external Board members in the Board of Directors with the aim of obtaining advice on corporate management and strengthening the Board of Directors' functions to supervise the organizations responsible for execution.

(2) Execution Function of Management

Minebea is building a system for the execution function of management that will reinforce diligent attendance of each division's operations in accordance with the Company's management policy, and revitalize and enhance the speed of management by introducing an executive officer system.

(3) Monitoring of Management

Minebea has built a monitoring system comprising five corporate auditors, of which three are external.

Also, there are no titles or ranks for the Board members in an effort to enhance the monitoring of each Board member.

Five Basic Management Principles

Ensure that Minebea is a company for which we are proud to work

Reinforce our customers' confidence in us

Respond to our shareholders' expectations

Ensure Minebea is welcome in local communities

Contribute to a global society

4. Basic Policy for the Internal Control System and its Enhancement Situation

In line with the Company Law, enforced May 1, 2006, to substantiate the health of Company management, Minebea finalized the "Basic Policy for Internal Control System" after the resolution of the Board of Directors.

The Company's internal control system is necessary to assure that the Board members' execution of duties conforms to laws and the articles of incorporation, and that the Company's other operations are adequate.

By establishing an internal control system that disciplines business management, we will reinforce corporate governance and fulfill the Company's social responsibilities, as well as further increase corporate value.

Specifically, the in-house control system originally established to include internal controls as part of the due diligence of managers has been organized and finalized as an internal control system and will be continuously implemented following enforcement of the Company Law. From now on, this internal control system will be monitored constantly for improvement and reinforcement.

(Structure of the Internal Control System)

(1) Structure to assure that Board members', executive officers' and employees' execution of duties conforms to laws and the articles of incorporation (compliance system)

(2) Storage and management of information related to execution of duties by Board members and executive officers (information storage system)

(3) Rules for Management of Loss Risk and other structures (risk management system)

(4) Structure that assures the execution of duties by Board members and executive officers are efficiently done (system for the efficient performance of duties)

(5) Structure to ensure that the operations of the Company and its affiliated companies are adequate (system for management of Group companies)

(6) Structure to ensure that audits by the corporate auditors are effective (audit system and related matters)

Minebea's Corporate Governance System



General Meeting of Shareholders
Selection/Dismissal
Selection/Dismissal
Selection/Dismissal
Report
Board of Directors
10 members
(of which 2 are external Board members)
Audit
Board of Auditors
5 members
(of which 3 are external auditors)
Report
Independent Auditors
Approval of Selection/Reappointment
Evaluation of Suitability of Accounting Audit
Selection/Dismissal
Supervise
Request to Operations
Exhibit
Policy
Consult
Senior Executive
Officer Council
Representative Director
Report
President and
Chief Executive Officer
Report
Consult
Report
Order
Supervise
Report
Order
Report
Report
Executive Officers
25 members
(Business Operation)
Internal Auditing Office
Risk Management Committee
Compliance Committee
Security Trade Control Office
Environmental Protection Committee
Product Safety Committee
Information Security Committee
Patent Committee
Audit
Present Policy
Approve Plan, etc.
Present Plan
Report, etc.
Headquarters, Business Units and Group Companies

1951 | 7 Nippon Miniature Bearing Co., Ltd., Japan's first specialized manufacturer of miniature ball bearings, is incorporated in Azusawa, Itabashi-ku, Tokyo.

1956 | 10 The Company relocates its headquarters to Nihonbashi-Kabuto-cho, Chuo-ku, Tokyo, and its factory to Aoki-cho, Kawaguchi, Saitama.

1959 | 6 A new plant is established at Aoki-cho, Kawaguchi, Saitama, to serve as the Company's integrated headquarters and factory.

1962 | 11 A representative office is set up in the United States to cultivate the U.S. market.

1963 | 3 A plant is established in Karuizawa, Nagano. Some operations are relocated to the Karuizawa Plant.

1965 | 7 The Kawaguchi Factory is closed and its equipment is conveyed to Karuizawa. The Company's headquarters is shifted from Kawaguchi, Saitama, to Miyota-machi, Kitasaku-gun, Nagano.

1967 | 3 A representative office is set up in London to promote business in Europe.

1968 | 9 Subsidiary Nippon Miniature Bearing Corporation (the present NMB Technologies Corporation) is established in Los Angeles, California.

1971 | 4 Sales subsidiary NMB (U.K.) Ltd. is established in the United Kingdom.

| 5 The Company's stock is listed on the first sections of the Osaka and Nagoya stock exchanges.

| 9 The Company acquires the U.S. firm Reed Instrument Corp. (the present Chatsworth Plant of New Hampshire Ball Bearings, Inc.) from SKF, Inc., of Sweden and commences production in the United States.

1972 | 2 Manufacturing subsidiary NMB SINGAPORE LIMITED is established in Singapore. (Production begins in 1973.)

1974 | 9 The Company acquires Shinko Communication Industry Co., Ltd., a major strain gage manufacturer listed on the Second Section of the Tokyo Stock Exchange.

1975 | 1 The Company acquires U.S. company IMC Magnetics Corp., a listed manufacturer of small precision motors.

| 7 The Company acquires a leading fastener producer, Tokyo Screw Co., Ltd. (the present Fujisawa Plant), and an electromagnetic clutch manufacturer, Shin Chuo Kogyo Co., Ltd. (the present Omori Plant), both of which are listed on the Second Section of the Tokyo Stock Exchange.

1977 | 9 The Company acquires Hansen Manufacturing Co., Inc. (the present Hansen Corporation), which is, at the time, the motor manufacturing division of Mallory Corp., a U.S. multinational.

| 10 Sales subsidiary Nippon Miniature Bearing GmbH (the present NMB-Minebea-GmbH) is established in Germany.

1980 | 3 The Company acquires the Singapore factory of Koyo Seiko Co., Ltd., and establishes PELMEC INDUSTRIES (PTE.) LIMITED to manufacture small-sized ball bearings.

| 8 Manufacturing subsidiary NMB THAI LIMITED is established in Thailand. (Production begins in 1982.)

1981 | 1 The marketing division of the Company is spun off as subsidiary NMB (Japan) Corporation, which is charged with integrating marketing operations for all manufacturing companies in the Minebea Group.

| 10 The Company absorbs four of its manufacturing affiliates—Tokyo Screw Co., Ltd., Shinko Communication Industry Co., Ltd., Shin Chuo Kogyo Co., Ltd., and Osaka Motor Wheel Co., Ltd.—and changes its name to Minebea Co., Ltd.

1982 | 9 Sales subsidiary NMB ITALIA S.R.L. is established in Italy.

1983 | 3 The Company acquires a cooling fan manufacturer, Kondo Electric Works Ltd. (the present NMB Electro Precision, Inc.).

1984 | 8 Two manufacturing subsidiaries, MINEBEA THAI LIMITED and PELMEC THAI LIMITED, are established in Thailand.

1985 | 3 The Company acquires New Hampshire Ball Bearings, Inc., a listed U.S. ball bearing manufacturer.

| 9 The Company acquires the Miami Lakes operations of Harris Corporation, a U.S. manufacturer of switching power supplies.

1986 | 5 The R&D center and subsidiary Minebea Electronics Co., Ltd., are established in Asaba-cho, Iwata-gun (the present city of Fukuroi), Shizuoka.

1987 | 5 Manufacturing joint venture Thai Ferrite Co., Ltd. (the present POWER ELECTRONICS OF MINEBEA COMPANY LIMITED), is established in Thailand.

1988 | 2 The Company acquires Rose Bearings Ltd., (the present NMB-MINEBEA UK LTD) a U.K. manufacturer of rod-end and spherical bearings.

| 3 Sales subsidiary NMB Technologies, Inc. (the present NMB Technologies Corporation), is established in the United States to coordinate sales and marketing of Minebea's electronic devices.

Manufacturing joint venture MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED is established.

| 12 Manufacturing subsidiaries NMB HI-TECH BEARINGS LIMITED and NMB PRECISION BALLS LIMITED are established in Thailand.

1989 | 1 Marketing subsidiary NMB France S.a.r.l. (the present NMB Minebea SARL) is established.

1990 | 10 PAPST-MINEBEA-DISC-MOTOR GmbH (the present Precision Motors Deutsche Minebea GmbH), a joint venture with Papst-Motoren GmbH & Co. KG, is established in Germany to manufacture HDD spindle motors.

| 11 Rose Bearings Ltd., (the present NMB-MINEBEA UK LTD) in the United Kingdom, commences production of ball bearings at its Skegness plant.

1992 | 2 The Company absorbs Sorensen Ltd. and reestablishes it as Minebea Electronics (UK) Ltd., a manufacturer of switching power supplies in Scotland.

1993 | 8 Joint venture agreement with Papst-Motoren GmbH & Co. KG of Germany is cancelled. The Company acquires all outstanding shares in PAPST-MINEBEA-DISC-MOTOR GmbH and changes the company's name to Precision Motors Deutsche Minebea GmbH (PMDM).

| 10 Sales and R&D subsidiary Minebea Trading Pte. Ltd. (the present MINEBEA TECHNOLOGIES PTE. LTD.) is established in Singapore.

1994 | 4 Manufacturing subsidiary MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. is established in China.

1996 | 8 A vertically integrated ball bearing production facility—Minebea's largest to date—commences operations in Shanghai.

| 10 U.K. subsidiary NMB (U.K.) Ltd. establishes a new plant in Inchinnan, Scotland.

1999 | 3 The Company commences quality evaluation and testing at the NMB Corporation Technical Center in the United States.

| 7 U.S. subsidiaries NMB Corporation and NMB Technologies, Inc., merge to form NMB Technologies Corporation.

2000 | 3 The Company acquires Kuen Dar (M) Sdn. Bhd., a Malaysian speaker box manufacturer.

2001 | 2 A controlling interest in Actus Corporation, a furniture and interior decor product sales subsidiary, is sold to TRS Co., Ltd.

2002 | 8 HUAN HSIN HOLDINGS LTD., of Singapore, and SHENG DING PTE. LTD.—a joint venture between Minebea and HUAN HSIN—establishes PC keyboard manufacturing subsidiary SHANGHAI SHUNDING TECHNOLOGIES LTD. in China.

Minebea establishes sales company MINEBEA (HONG KONG) LIMITED in China.

| 9 Minebea establishes sales companies MINEBEA TRADING (SHENZHEN) LTD. and MINEBEA TRADING (SHANGHAI) LTD. in China.

2004 | 4 Minebea establishes joint venture Minebea–Matsushita Motor Corporation with Matsushita Electric Industrial Co., Ltd., with the aim of integrating the fan motor, stepping motor, vibration motor and brush DC motor businesses of the two parent companies.

7 Subsidiary NMB-MINEBEA UK LTD establishes wholly owned subsidiary NMB Minebea Slovakia s.r.o. in the Slovak Republic and later shifts printing of Minebea's European-language PC keyboards to the new company.

2006 | 3 Minebea dissolves joint venture agreement with HUAN HSIN HOLDINGS LTD. of Singapore and purchases all shares in joint venture SHENG DING PTE. LTD.

Directors, Auditors and Executive Officers

Representative Director, President and Chief Executive Officer



Takayuki Yamagishi

Directors and Senior Managing Executive Officers



Yoshihisa Kainuma
Head of Information Motor Business Unit
Representative Director and President of Minebea-Matsushita Motor Corporation



Ryusuke Mizukami
Chief of Engineering Headquarters
Officer in Charge of Environmental Preservation



Tosei Takenaka
Chief of Operations Headquarters
Head of Legal Division



Koichi Dosho
Chief of Sales Headquarters

Directors and Managing Executive Officers



Hiroharu Katogi
Chief of Administration Headquarters
Head of Business Administration Division and of Information Systems Division



Akihiro Hirao
Deputy Chief of Engineering Headquarters
Head of Engineering Support Division
Head of Defense-Related Special Parts Business Unit



Eiichi Kobayashi
Chief of Manufacturing Headquarters

Independent Directors



Chanchai Leetavorn
Chairman,
ACL BANK Public Company Limited



Takashi Matsuoka
Managing Director, Keiaisha Co., Ltd.

Standing Corporate Auditors
Shinichi Mori
Yoshinori Amano

Standing External Corporate Auditor
Tsukasa Oshima

External Corporate Auditors
Isao Hiraide
Hirotaka Fujiwara

Managing Executive Officers

Yukio Shimizu
Deputy Chief of Sales Headquarters

Susumu Fujisawa
General Manager of Regional Affairs for China

Akio Okamiya
Deputy Chief of Engineering Headquarters
Head of Bearing Basic Technology Development Division and of Material and Process Development Division

Hiroyuki Yajima
Head of Ball Bearing Business Unit

Sakae Yashiro
Deputy Chief of Administration Headquarters
Head of Finance Division and Accounting Division

Masayoshi Yamanaka
Deputy Chief of Operations Headquarters
Head of Corporate Planning Division

Shunji Mase
Deputy Chief of Operations Headquarters
Head of Personnel & General Affairs Division

Hirotaka Fujita
Deputy Chief of Manufacturing Headquarters
Head of Electronic Device Business Unit

Executive Officers

Sadahiko Oki
Head of Internal Auditing Office

Motoyuki Niijima
Head of Measuring Components Business Unit

Kunio Shimba
Head of Spindle Motor Business Unit

Junichi Mochizuki
Deputy Chief of Sales Headquarters
Deputy Head of Ball Bearing Business Unit

Morihiro Iijima
General Manager of Regional Affairs for South East Asia

Mamoru Kamigaki
Deputy Head of Information Motor Business Unit
Senior Managing Director of Minebea-Matsushita Motor Corporation

Takashi Aiba
Deputy Chief of Manufacturing Headquarters
General Manager of Accounting Department of Karuizawa Plant, Accounting Division of Administration Headquarters

Daishiro Konomi
General Manager of Regional Affairs for Europe

Tatsuo Matsuda
Head of Domestic Sales Division of Sales Headquarters

Gary Yomantas
General Manager of Regional Affairs for the Americas
President of NMB (USA) Inc.
President of New Hampshire Ball Bearings, Inc.

Note: Messrs. Chanchai Leetavorn and Takashi Matsuoka are independent directors as required under Article 2, Paragraph 15, of the Company Law. Messrs. Tsukasa Oshima, Isao Hiraide and Hirotaka Fujiwara are external corporate auditors as required under Article 2, Paragraph 16, of the Company Law.

(As of June 29, 2006)

Organization

- Board of Directors — Board of Corporate Auditors
- President, Chief Executive Officer — Senior Executive Officer Council
  - Compliance Committee
  - Risk Management Committee
  - Internal Auditing Office
  - Security Trade Control Office
  - Environment Protection Committee
  - Product Safety Committee
  - Information Security Committee
  - Patent Committee
  - General Manager of Regional Affairs for South East Asia
  - General Manager of Regional Affairs for China
  - General Manager of Regional Affairs for Europe
  - General Manager of Regional Affairs for the Americas
  - *Manufacturing Headquarters*
    - First Production Engineering Division
    - Second Production Engineering Division
    - Component Manufacturing Division
  - Sales Headquarters
    - European Region
    - North American Region
    - South East Asian Region
    - China Region
    - Domestic Sales Division
    - Sales Headquarters HQ
  - Engineering Headquarters
    - Material and Process Development Division
    - Bearing Basic Technology Development Division
    - Rotary Component Basic Technology Development Division
    - Opto Device Development Division
    - Electronics Development Division
    - PMDM Division
    - Cool Tech Division
    - Intellectual Property Division
    - Engineering Support Division
    - Group Environment Management Division
  - Operations Headquarters
    - Personnel & General Affairs Division
    - Logistics Division
    - Procurement Division
    - Corporate Planning Division
    - Legal Division
  - Administration Headquarters
    - Accounting Division
    - Finance Division
    - Administration Division
    - Information Systems Division
  - Ball Bearing Business Unit
  - Rod-End Business Unit
  - Mechanical Assembly Business Unit
  - Spindle Motor Business Unit
  - Precision Motor Business Unit
  - *Fastener* Business Unit
  - Defense-Related Special Parts Business Unit
  - Measuring Components Business Unit
  - Keyboard Business Unit
  - Speaker Business Unit
  - Electronic Device Business Unit
  - Information Motor Business Unit
  - NHBB Business Unit
  - Hansen Business Unit

(As of June 29, 2006)

Contact Information

URL: http://www.minebea.co.jp/english/index.html/

For the latest corporate, product and financial information and more detailed information on Minebea, please visit our corporate web site.

Product purchasing inquiries and catalog requests:
Sales Headquarters
Tel: 81-3-5434-8711
Fax: 81-3-5434-8700
E-mail: gyomuinfo@minebea.co.jp

Inquiries and comments regarding investor relations and corporate communications:
Corporate Planning Department/
Investor Relations Office
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Corporate Planning Department/
Corporate Communications Office
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: kouho@minebea.co.jp

Inquiries regarding employment opportunities:
Personnel & General Affairs Department
Personnel Office
Tel: 81-3-5434-8612
Fax: 81-3-5434-8601
E-mail: jinjisoumu@minebea.co.jp


Minebea
Products
Company
Investors
Set for New Challenge

Contents

Eleven-Year Summary

	2006	2005	2004	2003
Statement of Income Data:				
Net sales:	**¥318,446**	¥294,422	¥268,574	¥272,202
Machined components	**129,595**	116,105	111,693	118,118
Percentage of net sales	**41%**	39%	42%	43%
Electronic devices and components	**188,851**	178,317	156,881	154,084
Percentage of net sales	**59%**	61%	58%	57%
Consumer business and others	—	—	—	—
Percentage of net sales	—	—	—	—
Gross profit	**¥ 68,511**	¥ 62,403	¥ 65,313	¥ 68,702
Percentage of net sales	**21.5%**	21.2%	24.3%	25.2%
Operating income	**19,269**	14,083	18,104	19,352
Percentage of net sales	**6.0%**	4.8%	6.7%	7.1%
Net income (loss)	**4,257**	5,581	6,019	(2,434)
Percentage of net sales	**1.3%**	1.9%	2.2%	(0.9)%
Balance Sheet Data:				
Total assets	**¥349,862**	¥332,217	¥314,915	¥320,069
Total current assets	**153,564**	147,295	138,953	127,447
Total current liabilities	**150,886**	141,449	167,626	134,459
Short-term loans payable and current portion of long-term debt	**91,772**	87,112	119,643	81,262
Long-term debt	**79,500**	85,341	51,842	85,862
Working capital	**2,678**	5,846	(28,673)	(7,012)
Total shareholders' equity	**117,577**	102,088	93,866	98,213
Percentage of total assets	**33.6%**	30.7%	29.8%	30.7%
Per Share Data:				
Net income (loss):				
Basic	**¥ 10.67**	¥ 13.93	¥ 15.08	¥ (6.10)
Diluted	—	13.27	14.51	(4.85)
Shareholders' equity	**294.65**	255.82	235.21	246.08
Cash dividends	**7.00**	7.00	7.00	7.00
Number of shares outstanding	**399,167,695**	399,167,695	399,167,695	399,167,695
Other Data:				
Return on shareholders' equity	**3.9%**	5.7%	6.3%	(2.3)%
Return on total assets	**1.2%**	1.7%	1.9%	(0.8)%
Interest expense	**¥ 4,771**	¥ 3,361	¥ 3,213	¥ 4,765
Net cash provided by operating activities	**28,237**	27,586	21,714	32,279
Net cash used in investing activities	**(19,120)**	(23,789)	(14,932)	(16,233)
Free cash flow	**9,117**	3,797	6,782	16,046
Purchase of tangible fixed assets	**21,897**	23,060	18,825	16,382
Depreciation and amortization	**25,045**	23,545	22,728	24,015
Number of employees	**47,526**	48,473	43,839	43,002

Notes: 1. In fiscal 2006, Minebea restructured its PC keyboard business. As a consequence, the Company posted a ¥3,475 million restructuring loss. The Company also showed an extraordinary loss of ¥967 million resulting from the adoption of impairment accounting for fixed assets.

2. Effective fiscal 2005, Minebea calculates free cash flow by subtracting net cash used in investing activities from net cash provided by operating activities. Figures for previous fiscal years have been restated using this calculation.

3. In fiscal 2003, owing to significant declines in the prices of stocks listed on major markets, resulting in the impairment of shares in financial institutions, losses on devaluation of investment securities totaled ¥4,945 million. In line with projected losses resulting from its withdrawal from switching power supplies and related businesses, the Company posted losses on liquidation of switching power supplies and related businesses of ¥3,144 million. The Company also registered ¥1,206 million in environment-related expenses incurred by U.S. subsidiaries.

						Millions of yen	Thousands of U.S. dollars (Note 8)
2002	2001	2000	1999	1998	1997	1996	**2006**
¥279,344	¥287,045	¥284,757	¥305,324	¥326,094	¥302,886	¥260,537	**$2,710,874**
122,025	124,461	127,734	136,807	142,007	136,147	122,540	**1,103,219**
44%	43%	45%	45%	43%	45%	47%	
156,303	151,910	146,133	157,603	180,875	165,118	136,519	**1,607,655**
56%	53%	51%	52%	56%	54%	52%	
1,016	10,674	10,890	10,914	3,212	1,621	1,478	**—**
0%	4%	4%	3%	1%	1%	1%	
¥ 73,283	¥ 84,117	¥ 81,534	¥ 90,161	¥107,086	¥ 86,487	¥ 75,152	**$ 583,229**
26.2%	29.3%	28.6%	29.5%	32.8%	28.6%	28.8%	
21,972	32,977	31,069	38,546	58,811	41,901	34,788	**164,034**
7.9%	11.5%	10.9%	12.6%	18.0%	13.8%	13.4%	
5,298	14,826	(2,677)	11,507	15,144	8,862	7,354	**36,243**
1.9%	5.2%	(0.9)%	3.7%	4.6%	2.9%	2.8%	
¥350,037	¥346,965	¥403,994	¥473,360	¥492,210	¥563,220	¥556,787	**$2,978,317**
131,548	137,106	153,658	219,826	213,194	264,368	291,143	**1,307,267**
156,908	127,290	124,085	197,071	246,114	322,966	336,106	**1,284,470**
103,461	66,531	68,022	142,828	178,228	254,243	251,983	**781,236**
79,212	118,629	124,690	128,223	96,882	109,365	97,129	**676,769**
(25,360)	9,816	29,573	22,755	(32,920)	(58,598)	(44,963)	**22,796**
112,732	100,574	154,357	145,705	141,843	123,831	116,753	**1,000,917**
32.2%	29.0%	38.2%	30.8%	28.8%	22.0%	21.0%	
						Yen	*U.S. dollars (Note 8)*
¥ 13.27	¥ 37.14	¥ (6.72)	¥ 28.94	¥ 38.42	¥ 22.76	¥ 18.91	**$0.09**
12.60	34.10	(5.39)	26.32	34.85	21.03	18.68	**—**
282.42	251.96	386.71	366.29	357.77	317.46	300.22	**2.51**
7.00	7.00	7.00	7.00	7.00	7.00	7.00	**0.06**
399,167,695	399,167,695	399,150,527	397,787,828	396,470,473	390,076,018	388,892,609	
						Millions of yen	*Thousands of U.S. dollars (Note 8)*
5.0%	11.6%	(1.8)%	8.0%	11.4%	7.4%	6.4%	
1.5%	4.0%	(0.6)%	2.4%	2.9%	1.6%	1.4%	
¥ 5,673	¥ 7,553	¥ 7,897	¥ 12,231	¥ 16,593	¥ 19,109	¥ 17,525	**$ 40,616**
34,017	38,332	60,289	60,740	83,878	29,546	26,230	**240,384**
(24,346)	(33,099)	(13,298)	(17,254)	(33,745)	(31,866)	(23,636)	**(162,769)**
9,671	5,233	46,991	43,486	50,133	2,320	2,594	**77,615**
26,245	39,877	19,504	20,563	23,688	50,931	37,434	**186,410**
25,577	23,682	25,026	28,034	29,616	29,277	22,319	**213,215**
43,729	45,193	42,399	40,482	38,733	37,096	35,978	

4. In fiscal 2001, to concentrate resources in its best areas and improve financial strength, the Company transferred its shares in subsidiary Actus Corporation, posting an extraordinary gain of ¥5,215 million in gains on sales of investment securities in affiliates. The Company also showed an extraordinary loss of ¥2,762 million, in line with the projected loss on the withdrawal from the wheel business.
5. In fiscal 2000, to concentrate resources in its best areas and improve financial strength, the Company made decisions with regard to the transferral of its shares, etc., in Minebea Credit Co., Ltd., a wholly owned subsidiary; the liquidation of different affiliated companies; and other matters. As a result, the Company showed ¥25,782 million in extraordinary losses as losses on liquidation of subsidiaries and affiliates. The Company also applied tax effect accounting overall, which resulted in ¥6,276 million in deferred income taxes (benefit).
6. In fiscal 2000, the Company reclassified its operations into three business segments and revised figures in prior years.
7. Owing to a change in accounting standards, cash flows are shown in a new format in and after fiscal 2000.
8. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥117.47=US$1, the approximate rate of exchange on March 31, 2006.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Outline of Operations

Minebea's operations are divided into two business segments: Machined Components and Electronic Devices and Components. The Machined Components segment focuses on miniature and small-sized ball bearings, rod-end and spherical bearings, and pivot assemblies. In fiscal 20006, this segment accounted for 40.7% of consolidated net sales. The Electronic Devices and Components segment encompasses precision small motors, notably HDD spindle motors and fan motors; PC keyboards and other electronic devices; lighting devices, including LED backlight assemblies; and measuring components. This segment represented 59.3% of consolidated net sales in fiscal 2006.

Our product development efforts are centered in Japan, Germany, Thailand and the United States. The Engineering Headquarters is charged with basic technology and product development with a medium- to long-term perspective. Technology development divisions affiliated with business units emphasize development of commercially viable products. Cooperation among these divisions facilitates the supplementing and sharing of technologies, thereby contributing to effective product development. Our manufacturing network encompasses bases in Thailand, China, Singapore, Malaysia, Japan and the United States. Our largest manufacturing base, in Thailand, accounted for 48.4% of total consolidated production in fiscal 2006, while our manufacturing base in China accounted for 22.8%. Combined production at all our bases in Asia (excluding Japan) represented 80.8% of total production. Production outside of Japan accounted for 91.0% of total production.

We supply products to a number of key markets. Notable among these are the PC and peripheral equipment, OA and telecommunications equipment, household electrical appliances, and automotive and aerospace markets, which accounted for 38.2%, 14.9%, 9.4%, 9.6% and 9.4%, respectively, of fiscal 2006 consolidated net sales. Reflecting the steady shift by customers in Japan, Europe, and North and South America to production in China and other parts of Asia, sales to Asia (excluding Japan) represented 50.2% of consolidated net sales. Our second-largest geographic market is Japan, which currently accounts for 25.0% of consolidated net sales. Remaining sales are to North America and Europe.

With the aim of ensuring our organization runs smoothly and effectively, we have established an operating structure comprising 14 business units and five headquarters that report directly to the president and CEO. Under this structure, manufacturing and sales groups are assigned and report directly to each business unit. The function-based headquarters are charged with providing support for business units.

Principal Strategy

Our principal objective is to evolve and grow, winning the competition with manufacturing excellence and technological competency. We believe that the key to achieving this objective is to accelerate efforts to improve profitability. Accordingly, we will continue to address three priority tasks: take decisive actions to implement structural reforms, reinforce R&D and manage the Company with a clear vision.

To these ends, in fiscal 2006 we:

- implemented organizational reforms, namely, the introduction of a business unit system and the establishment of headquarters.
- shifted our policy from volume to quality, and our focus from sales to profits.
- reinforced R&D by assigning management of R&D efforts to the Engineering Headquarters and creating a department dedicated to basic technology development.
- implemented measures to restore the profitability of loss-making businesses and strengthen growth businesses.

Thanks to organizational reforms, we have made progress in eliminating organizational barriers and promoting the more effective use of Group resources. This has enabled individual businesses to align their growth tracks. We clarified our shift in policy toward quality, rather than volume, a move that marks a return to the basics of manufacturing and the concept of workmanship. With the aim of reinforcing R&D, we laid a new foundation for future R&D activities under the direction of the Engineering Headquarters. We have also placed a priority on strengthening core technologies, which are essential to the development of new products and businesses, as well as next-generation products, and are striving to develop new businesses through the integration of multiple core technologies.

Recognizing the restoration of profitability to loss-making businesses as our foremost concern, we took steps during the period under review to shrink losses in these businesses and to build a stronger foundation for growth businesses. We are currently moving toward bringing loss-making businesses out of the red and achieving the expansion of growth businesses in fiscal 2007. These steps emphasize returning to the basics of manufacturing, reinforcing manufacturing technologies and technological development capabilities, creating new products and entering new markets. We expect these efforts to support growth and expansion in fiscal 2008 and beyond.

Segment Information

Years ended March 31	**2006**	2005	2004	2003	2002
					Millions of yen
Net Sales to External Customers by Business Segment					
Machined components	**¥ 129,595**	¥ 116,105	¥ 111,693	¥118,118	¥ 122,025
Electronic devices and components	**188,851**	178,317	156,881	154,084	156,303
Consumer business and others	**—**	—	—	—	1,016
Total	**¥ 318,446**	¥ 294,422	¥ 268,574	¥272,202	¥ 279,344
Operating Income (Loss) by Business Segment					
Machined components	**¥ 24,556**	¥ 21,572	¥ 19,505	¥ 18,520	¥ 22,135
Electronic devices and components	**(5,287)**	(7,489)	(1,401)	832	(163)
Consumer business and others	**—**	—	—	—	(0)
Total	**¥ 19,269**	¥ 14,083	¥ 18,104	¥ 19,352	¥ 21,972
Assets by Business Segment					
Machined components	**¥ 205,437**	¥ 194,180	¥ 189,741	¥191,793	¥ 205,920
Electronic devices and components	**218,790**	214,142	196,918	204,489	231,806
Consumer business and others	**—**	—	—	—	745
Eliminations	**(74,365)**	(76,105)	(71,744)	(76,213)	(88,434)
Total	**¥ 349,862**	¥ 332,217	¥ 314,915	¥320,069	¥ 350,037
Depreciation and Amortization by Business Segment					
Machined components	**¥ 11,437**	¥ 10,401	¥ 10,811	¥ 10,378	¥ 9,489
Electronic devices and components	**12,535**	12,061	10,894	12,448	14,891
Consumer business and others	**—**	—	—	—	5
Total	**¥ 23,972**	¥ 22,462	¥ 21,705	¥ 22,826	¥ 24,385
Impairment Loss by Business Segment					
Machined components	**¥ 388**	¥ —	¥ —	¥ —	¥ —
Electronic devices and components	**579**	—	—	—	—
Consumer business and others	**—**	—	—	—	—
Total	**¥ 967**	¥ —	¥ —	¥ —	¥ —
Capital Expenditure by Business Segment					
Machined components	**¥ 12,279**	¥ 11,400	¥ 4,168	¥ 4,750	¥ 7,963
Electronic devices and components	**9,929**	22,757	14,929	11,853	18,485
Consumer business and others	**—**	—	—	—	5
Total	**¥ 22,208**	¥ 34,157	¥ 19,097	¥ 16,603	¥ 26,453
Sales to External Customers by Geographic Segment					
Japan	**¥ 77,856**	¥ 76,660	¥ 68,760	¥ 72,755	¥ 83,705
Asia (excluding Japan)	**155,423**	137,424	121,072	107,789	95,884
North and South America	**59,468**	52,390	48,726	58,998	63,569
Europe	**25,699**	27,948	30,016	32,660	36,186
Total	**¥ 318,446**	¥ 294,422	¥ 268,574	¥272,202	¥ 279,344
Operating Income by Geographic Segment					
Japan	**¥ 1,922**	¥ 2,752	¥ 4,883	¥ 3,133	¥ 767
Asia (excluding Japan)	**12,843**	5,870	10,763	12,418	17,387
North and South America	**2,888**	4,510	2,084	1,859	1,968
Europe	**1,616**	951	374	1,942	1,850
Total	**¥ 19,269**	¥ 14,083	¥ 18,104	¥ 19,352	¥ 21,972
Assets by Geographic Segment					
Japan	**¥ 161,968**	¥ 169,239	¥ 166,277	¥175,917	¥ 195,305
Asia (excluding Japan)	**247,186**	223,995	201,194	185,397	201,541
North and South America	**36,864**	32,442	29,173	37,064	38,088
Europe	**19,618**	20,300	20,075	20,528	25,194
Eliminations	**(115,774)**	(113,759)	(101,804)	(98,837)	(110,091)
Total	**¥ 349,862**	¥ 332,217	¥ 314,915	¥320,069	¥ 350,037

Results of Operations

Net Sales by Business Segment


Electronic devices and components 59%
Machined components 41%

Net Sales by Business Segment


Billions of yen
350
280
210
140
70
0
122.0
118.1
111.7
116.1
129.6
156.3
154.1
156.9
178.3
188.9
1.0
2002
2003
2004
2005
2006
Machined components
Electronic devices and components
Consumer business and others

Note: Owing to the divestiture of a subsidiary, the Company withdrew from the Consumer Business and Others business segment effective from fiscal 2003.

Cost of Sales to Net Sales and SGA Expenses to Net Sales


%
75
60
45
30
15
0
73.8
74.8
75.7
78.8
78.5
18.4
18.1
17.6
16.4
15.5
2002
2003
2004
2005
2006
Cost of sales to net sales
SGA expenses to net sales

Net Sales

Consolidated net sales in fiscal 2006 rose 8.2%, or ¥24,024 million, to ¥318,446 million. During the period, economic growth remained steady worldwide, as did demand in key customer industries, reflecting the increasing popularity of PCs and other information and telecommunications equipment—particularly in the fast-growing economies of the BRICs (Brazil, Russia, India and China) and Asia—as well as the expanding markets for digital household electrical appliances, notably flat-screen televisions and DVD recorders, and portable digital music players. Demand also benefited from a recovery in the aircraft market and a persistently strong automobile market. In this environment, comparatively stable unit prices, together with the launch of new products, expanded marketing activities and effective efforts to reduce costs, supported an increase in net sales. The impact of yen depreciation on overseas sales added approximately ¥11,900 million to net sales.

Cost of Sales

Cost of sales rose 7.7%, or ¥17,916 million, to ¥249,935 million. Cost of sales as a percentage of net sales edged down 0.3 percentage point, to 78.5%. Yen depreciation increased cost of sales approximately ¥9,900 million. High prices for steel and other raw materials had a negative effect on cost of sales, contributing to the improvement in cost of sales as a percentage of net sales.

SGA Expenses

SGA expenses rose 1.9%, or ¥922 million, to ¥49,242 million, equivalent to 15.5% of net sales, down 0.9 percentage point. This result reflected the positive impact of efforts to reduce logistics, selling and administrative expenses, as well as an increase in expenses at overseas subsidiaries of approximately ¥1,300 million, owing to yen depreciation.

Cost of Sales and SGA Expenses

Millions of yen

Years ended March 31	**2006**	2005	2004	2003	2002
Net sales	**¥318,446**	¥294,422	¥268,574	¥272,202	¥279,344
Cost of sales	**249,935**	232,019	203,261	203,500	206,061
Cost of sales to net sales	**78.5%**	78.8%	75.7%	74.8%	73.8%
Gross profit	**68,511**	62,403	65,313	68,702	73,283
SGA expenses	**49,242**	48,320	47,209	49,350	51,311
SGA expenses to net sales	**15.5%**	16.4%	17.6%	18.1%	18.4%

Operating Income


Billions of yen
22.0
19.4
18.1
14.1
19.3
2002 2003 2004 2005 2006

Operating Income (Loss) by Business Segment


Billions of yen
22.1
-0.2
(0)
18.5
0.8
19.5
-1.4
21.6
-7.5
24.6
-5.3
2002 2003 2004 2005 2006

Machined components
Electronic devices and components
Consumer business and others

Note: Owing to the divestiture of a subsidiary, the Company withdrew from the Consumer Business and Others business segment effective from fiscal 2003.

Net Sales and Operating Income by Business Segment


Billions of yen, %
129.6 41%
188.9 59%
24.6 127.4%
-5.3 -27.4%
Net sales
Operating income

Machined components
Electronic devices and components

Note: Percentages represent contribution by business segment to total.

Net Income (Loss) and Return on Shareholders' Equity (ROE)


Billions of yen
%
5.3
5.0
-2.4
-2.3
6.0
6.3
5.6
5.7
4.3
3.9
2002 2003 2004 2005 2006

Net Income (Loss) (left scale)
Return on Shareholders' Equity (ROE)

Operating Income

Operating income rose 36.8%, or ¥5,186 million, to ¥19,269 million. As a consequence, the operating margin increased 1.2 percentage points, to 6.0%. The depreciation of the yen added approximately ¥700 million to operating income.

Other Income (Expenses)

The net balance of other income (expenses) was a loss of ¥9,649 million, ¥3,344 million greater than in fiscal 2005. This was primarily attributable to a business restructuring loss of ¥3,475 million arising from our decision to restructure our PC keyboard business with the aim of establishing a business structure suitable for focusing on high-quality, high-end models. We also registered a ¥967 million impairment loss on idle assets, namely land and structures, and ¥4,771 million in interest expense, ¥1,410 million higher than in the previous fiscal year, owing to interest rates overseas.

Income before Income Taxes and Minority Interests

Owing to the factors described above, income before income taxes and minority interests rose 23.7%, or ¥1,842 million, to ¥9,620 million.

Income Taxes

Income taxes rose ¥1,628 million, to ¥7,141 million, comprising current income taxes, that is, corporate, residential and business taxes, of ¥5,567 million, and an adjustment of ¥1,574 million. A higher tax rate was attributable to certain loss-making subsidiaries overseas, as a result of dividend income received from overseas subsidiaries not qualifying for foreign tax credits.

Minority Interests

Minority interests amounted to a loss of ¥1,778 million, ¥1,538 million less than in fiscal 2005, owing to an improvement in the performance of joint venture Minebea–Matsushita Motor, among others.

Net Income

As a consequence of the aforementioned factors, net income declined ¥1,324 million, to ¥4,257 million. Basic net income per share was ¥10.67, down from ¥13.93 in the previous period.

Income

					Millions of yen
Years ended March 31	**2006**	2005	2004	2003	2002
Operating income	**¥19,269**	¥14,083	¥18,104	¥19,352	¥21,972
Operating margin	**6.0%**	4.8%	6.7%	7.1%	7.9%
Net balance of other income (expenses)	**(9,649)**	(6,305)	(5,146)	(18,857)	(9,023)
Net income (loss)	**4,257**	5,581	6,019	(2,434)	5,298
Net income (loss) to net sales	**1.3%**	1.9%	2.2%	(0.9)%	1.9%
Net income (loss) per share (Yen):					
Basic	**10.67**	13.93	15.08	(6.10)	13.27
Diluted	—	13.27	14.51	(4.85)	12.60
Return on shareholders' equity	**3.9%**	5.7%	6.3%	(2.3)%	5.0%
Return on total assets	**1.2%**	1.7%	1.9%	(0.8)%	1.5%

Financial Condition

Financial Policy and Liquidity

The businesses of the Minebea Group continue to operate in an environment characterized by accelerating product and technological development and intensifying global competition. In such an environment, we recognize the importance of ensuring the flexibility necessary to allow advance investment, enabling us to develop products that satisfy diverse customer expectations, and capital investment, ensuring we can respond promptly to fluctuations in demand. We strive to facilitate dynamic investment activities and strengthen our technological development capabilities by maintaining a sound financial position and high degree of agility in our financing activities.

Our debt ratings in fiscal 2006, shown in the table below, are indicative of the success of efforts to reinforce our financial position. We have set medium-term goals to lower our net debt-to-equity ratio (1.2 times at fiscal 2006 year-end) to 1.0 times, and reduce net interest-bearing debt (¥146,887 million at fiscal 2006 year-end) to below ¥100,000 million. Given the uncertain interest rate situation in Japan, we will endeavor to prevent an increase in our interest burden, as well as to facilitate the early achievement of these goals by expanding income, shrinking inventories and stepping up implementation of an effective investment program that focuses on the efficient use of assets to accelerate the reduction of interest-bearing debt. In terms of capital investment, we are promoting decisive investment in growth businesses and promoting stringent rationalization efforts and efficient investments in businesses that remain unprofitable.

To ensure the agility of our financing efforts, we filed for shelf registration of corporate bond issues in the amount of ¥50,000 million and obtained a rating for short-term debt up to a maximum of ¥10,000 million. Moreover, to create a stronger, more stable structure for fund procurement, we strive to maintain solid relationships with key financial institutions in Japan and overseas and have taken steps to manage liquidity risk, including signing agreements to set up commitment lines.

Debt Ratings

As of June 2006	*Long-term debt*	*Short-term debt*
Moody's Investors Service	Baa2	—
Japan Credit Rating Agency, Ltd.	A	J–1
Japan Rating and Investment Information, Inc.	BBB+	a–2

Purchase of Tangible Fixed Assets

Purchase of tangible fixed assets, or capital investment, in fiscal 2006 amounted to ¥21,897 million, a decrease of ¥1,163 million from fiscal 2005. During the period under review, we made forward-looking investments to refurbish existing facilities and molds, as well as to expand production facilities for pivot assemblies, rod-end and spherical bearings, and lighting devices. In fiscal 2007, we expect purchase of tangible fixed assets to remain in the area of ¥21,000 million. We plan on making investments to refurbish and rationalize production facilities for ball bearings, increase production of rod-end and spherical bearings, pivot assemblies and spindle motors, and to rationalize other facilities and molds.

Dividend Policy

We are committed to building a corporate structure that is able to withstand fluctuations in our operating environment. Accordingly, we recognize the importance of reinforcing our financial potency and increasing internal reserves while at the same time maintaining stable dividend payments to shareholders. In fiscal 2006, cash dividends were maintained at ¥7.00 per share. We plan to maintain cash dividends for fiscal 2007 at the same level.

Free Cash Flows

Free cash flow (calculated by subtracting net cash used in investing activities from net cash provided by operating activities) totaled ¥9,117 million, an increase of 140.1%, or ¥5,320 million, from fiscal 2005.

Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥28,237 million, 2.4%, or ¥651 million, higher than in fiscal 2005. Factors contributing to this included a ¥1,842 million increase in income before income taxes and minority interests, to ¥9,620 million, and a ¥2,082 million decrease in inventories, compared with a ¥1,597 increase in the previous period, and depreciation and amortization of ¥23,972 million, up ¥1,510 million.


Free Cash Flow
Billions of yen
20
16
12
8
4
0
9.7
16.0
6.8
3.8
9.1
2002
2003
2004
2005
2006


Purchase of Tangible and Intangible Fixed Assets
Billions of yen
30
24
18
12
6
0
26.2
16.4
18.8
23.1
21.9
2002
2003
2004
2005
2006

Cash Flows from Investing Activities

Net cash used in investing activities decreased 19.6%, or ¥4,669 million, to ¥19,120 million. This change primarily reflected the application of ¥21,897 million to the purchase of tangible fixed assets, an increase of ¥1,163 million.

Cash Flows from Financing Activities

Net cash used in financing activities amounted to ¥7,380 million, down 15.9%, or ¥1,392 million. This change was largely due to the application of ¥4,567 million to the repayment of long-term debt, up ¥1,342 million from fiscal 2005, and cash dividends paid of ¥2,793 million, essentially level with the previous period.

Cash and Cash Equivalents

Operating, investing and financing activities in fiscal 2006 resulted in a net increase in cash and cash equivalents of ¥2,626 million, to ¥24,385 million, as free cash flow exceeded net cash used in financing activities.

Free Cash Flow

Millions of yen

Years ended March 31	**2006**	2005	2004	2003	2002
Net cash provided by operating activities	**¥ 28,237**	¥ 27,586	¥ 21,714	¥ 32,279	¥ 34,017
Net cash used in investing activities Portion of above used in purchase of tangible fixed assets	**(19,120)**	(23,789)	(14,932)	(16,233)	(24,346)
Purchase of tangible fixed assets	**(21,897)**	(23,060)	(18,825)	(16,382)	(26,245)
Free cash flow	**9,117**	3,797	6,782	16,046	9,671

Note: Effective fiscal 2005, Minebea calculates free cash flow by subtracting net cash used in investing activities from net cash provided by operating activities. Figures for previous years have been restated using this calculation.

Assets, Liabilities and Shareholders' Equity


Net Interest-Bearing Debt
Billions of yen
200
160
120
80
40
0
168.7
152.9
146.7
150.7
146.9
2002
2003
2004
2005
2006


Inventories
Billions of yen
50
40
30
20
10
0
49.9
43.2
41.5
47.0
48.9
2002
2003
2004
2005
2006

Total assets at the end of fiscal 2006 amounted to ¥349,862 million, an increase of 5.3%, or ¥17,645 million, from the fiscal 2005 year-end. The impact of yen depreciation on this total was approximately ¥25,000 million. Total shareholders' equity was ¥117,577 million, up 15.2%, or ¥15,489 million. Net interest-bearing debt (total debt minus cash and cash equivalents) declined 2.5%, or ¥3,807 million, to ¥146,887 million. As a consequence, the net debt-to-equity ratio improved, to 1.2 times. Total shareholders' equity as a percentage total assets rose 2.9 percentage points, to 33.6%.

Assets

Cash and cash equivalents at end of year rose ¥2,626 million, to ¥24,385 million, owing primarily to an increase in cash generated during the period. Total notes and accounts receivable rose ¥2,600 million, to ¥68,997 million, including approximately ¥3,600 million attributable to yen depreciation. Inventories rose ¥1,951 million, to ¥48,914 million, as declines in inventories of works in process and finished products, including ball bearings and motors, were offset by yen depreciation, which added approximately ¥4,000 million. Deferred tax assets amounted to ¥3,402 million, a decline of ¥1,722 million. As a consequence, total current assets rose 4.3%, or ¥6,269 million, to ¥153,564 million.

Net tangible fixed assets increased 5.9%, or ¥9,238 million, to ¥165,759 million. Cash applied to the purchase of tangible fixed assets (capital investment) totaled ¥21,897 million, while depreciation and amortization amounted to ¥23,972 million. Impairment loss on idle assets, including land and structures, totaled ¥967 million. Yen depreciation added approximately ¥14,200 million to this total.

Intangible fixed assets totaled ¥13,177 million, a decline of 6.6%, or ¥936 million, owing primarily to the write-down of consolidation adjustments.

Net investments and other assets rose 21.9%, or ¥3,105 million, to ¥17,280 million, owing to a decline in deferred tax assets and an increase in investments in securities, due mainly to unrealized gains on securities held.

Deferred charges declined ¥31 million, to ¥82 million.

Liabilities

Total notes and accounts payable rose ¥1,309 million, to ¥36,609 million, with yen depreciation adding approximately ¥2,000 million. Short-term loans payable declined ¥600 million, to ¥80,656 million. The current portion of long-term debt increased ¥5,260 million, to ¥11,116 million, reflecting an increase in long-term loans coming due within one year. We also registered a business restructuring loss of ¥3,286 million, owing to the restructuring of our PC keyboard business. Owing to these factors, total current liabilities amounted to ¥150,886 million, up 6.7%, or ¥9,437 million.

Long-term debt declined 6.8%, or ¥5,841 million, to ¥79,500 million, owing primarily to the aforementioned increase in the current portion of long-term debt. As a consequence, total long-term liabilities declined 6.2%, or ¥5,378 million, to ¥80,767 million.

Minority Interests in Consolidated Subsidiaries

Minority interests in consolidated subsidiaries fell 75.1%, or ¥1,903 million, to ¥632 million, primarily reflecting losses posted by joint venture Minebea–Matsushita Motor. In March 2006, we dissolved our PC keyboard joint venture in China and made the company a wholly owned subsidiary.

Shareholders' Equity

Total shareholders' equity at fiscal 2006 year-end was ¥117,577 million, up 15.2%, or ¥15,489 million. This reflected a ¥1,464 million increase in retained earnings, a ¥2,853 million increase in differences on revaluation of other marketable securities and a ¥11,182 million decline in foreign currency translation adjustments.

Financial Position

Millions of yen

As of March 31	**2006**	2005	2004	2003	2002
Total assets	**¥349,862**	¥332,217	¥314,915	¥320,069	¥350,037
Cash and cash equivalents at end of year	**24,385**	21,759	24,780	14,177	13,952
Total current assets	**153,564**	147,295	138,953	127,447	131,548
Inventories	**48,914**	46,963	41,534	43,204	49,887
Total current liabilities	**150,886**	141,449	167,626	134,459	156,908
Working capital	**2,678**	5,846	(28,673)	(7,012)	(25,360)
Interest-bearing debt	**171,272**	172,453	171,485	167,125	182,673
Net interest-bearing debt	**146,887**	150,694	146,706	152,947	168,720
Total shareholders' equity	**117,577**	102,088	93,866	98,213	112,732
Total shareholders' equity/ Total assets	**33.6%**	30.7%	29.8%	30.7%	32.2%
Debt-to-equity ratio (Times)	**1.5**	1.7	1.8	1.7	1.6
Net debt-to-equity ratio (Times)	**1.2**	1.5	1.6	1.6	1.5
Shareholders' equity per share (Yen)	**294.65**	255.82	235.21	246.08	282.42

Performance by Business Segment

Machined Components


Percentage of net sales
41%


Net Sales
Billions of yen
200
160
120
80
40
0
122.0
118.1
111.7
116.1
129.6
2002
2003
2004
2005
2006


Operating Income
Billions of yen
25
20
15
10
5
0
22.1
18.5
19.5
21.6
24.6
2002
2003
2004
2005
2006
Bearings and bearing-related products

Net sales in the Machined Components segment rose 11.6%, or ¥13,490 million, to ¥129,595 million. Operating income advanced 13.8%, or ¥2,984 million, to ¥24,556 million. The segment's operating margin, calculated using sales to external customers, edged up 0.3 percentage point, to ¥18.9%.

Sales of principal segment products expanded, reflecting brisk demand and stable sales prices. We continued to register strong sales in our mainstay miniature and small-sized ball bearings business, owing to increased sales to manufacturers of information and telecommunications equipment and automobiles. Sales of pivot assemblies rose appreciably, supported by rising demand for use in HDDs for PCs and digital home electronics products and product price adjustments, while successful efforts to improve operating efficiency also boosted operating income. Sales of rod-end and spherical bearings rose sharply, supported by soaring demand from the aerospace industry, Minebea's principal customer industry.

Principal Products and Applications and Minebea's Global Market Share

Principal Products	*Principal Applications*	*Global Market Share**
Bearings and bearing-related products		
Miniature and small-sized ball bearings	Small motors, household electrical appliances, information and telecommunications equipment, automobiles	60%
Rod-end and spherical bearings	Aircraft	50%
Pivot assemblies	HDDs	70%
Other machined components		
Special machined components, fasteners	Aircraft, automobiles, industrial machinery	—

*Global market shares are in terms of units shipped, except the market share for rod-end and spherical bearings, which is in terms of sales value. Market shares are Minebea estimates based on information collected by the Company and by market research firms.

Ongoing Efforts

In the area of ball bearings, we are responding to the expansion of the market for miniature ball bearings—a consequence of rising demand for use in pivot assemblies and digital products—by increasing production capacity. We are also continuing to lower manufacturing costs through efforts to improve yield and rationalize operations. In line with the theme of returning to the basics of manufacturing, we are striving to reinforce this business. We have also created a department dedicated to basic technology development.

In response to double-digit growth in demand for rod-end and spherical bearings from aircraft manufacturers, we are expanding production capacity at our plants in Japan (Karuizawa), the United States and the United Kingdom. At the same time, we are stepping up front-end production in Thailand with the aim of establishing a low-cost structure and further enhancing capacity. We are also devoting efforts to the development of new models to meet the requirements of customers producing new aircraft models.

With double-digit growth in the market for pivot assemblies for use in HDDs expected to continue, our ongoing objective is to maintain our approximately 70% global market share. To this end, we are taking steps to lower manufacturing costs by increasing production capacity, shifting parts production in-house, increasing yields and standardizing designs.

Principal Products

- **Bearings and Bearing-Related Products**
  - Miniature ball bearings
  - Small-sized ball bearings
  - Integrated-shaft ball bearings
  - Rod-end bearings
  - Spherical bearings
  - Roller bearings
  - Sleeve bearings
  - Pivot assemblies
  - Tape guides
- **Other Machined Components**
  - Aerospace/automotive fasteners
  - Special machined components
  - Magnetic clutches and brakes

Electronic Devices and Components



Percentage of net sales
59%



Net Sales
Billions of yen
200
160
120
80
40
0
156.3
154.1
156.9
178.3
188.9
2002
2003
2004
2005
2006



Operating Income
Billions of yen
12
8
4
0
-4
-8
-0.2
0.8
-1.4
-7.5
-5.3
2002
2003
2004
2005
2006
Electronic devices and components

Principal Products

- **Rotary Components**
  - HDD spindle motors
  - Fan motors
  - Hybrid-type stepping motors
  - PM-type stepping motors
  - Brush DC motors
  - Vibration motors
  - VR resolvers
- **Other Electronic Devices and Components**
  - PC keyboards
  - Speakers
  - Electronic devices
    - MOD drive subassemblies
    - Lighting devices for LCDs
    - Magnetic heads for FDDs
    - Backlight inverters
  - Measuring components
    - Strain gages
    - Load cells

Net sales in the Electronic Devices and Components segment increased 5.9%, or ¥10,534 million, to ¥188,851 million, while the segment's operating loss shrank ¥2,202 million, to ¥5,287 million, giving the segment a negative operating margin, calculated using sales to external customers, of 2.8%, up 1.4 percentage points.

During the period, we shifted our focus from sales to profitability in certain businesses. Nonetheless, a favorable operating environment and the positive impact of yen depreciation boosted segment sales. Of particular note, in the lighting devices business, sharp increases in sales and income were recorded for mainstay LED backlight assemblies for LCDs owing to expansion of the cellular phone market and an increase in the number of models using Minebea units. In the HDD spindle motors business, sales edged up, reflecting a shift in focus since July 2005, whereby we have sought to maintain constant production and sales levels as well as reduce manufacturing costs. In the second half of the period, this business's operating loss was all but eliminated, thanks to a new push to boost operating efficiency that included strengthening cooperation with related groups within Minebea and efficiency-enhancing measures at all stages of the production process. Results in the information motors business continued to improve, reflecting a reorganization of manufacturing facilities and other restructuring efforts.

Principal Products and Applications and Minebea's Global Market Share

Principal Products	*Principal Applications*	*Global Market Share**
Rotary components		
HDD spindle motors	HDDs	15%
Information motors (fan motors, stepping motors, brush DC motors, vibration motors)	PCs and servers, information and telecommunications equipment, household electrical appliances, cellular phones, bicycles, industrial machinery	5%–20%, depending on product
Other electronic devices and components		
PC keyboards	PCs	15%
Lighting devices for LCDs	Cellular phones, digital cameras, portable digital information terminals	10%
Speakers	Audio equipment, PCs, automobiles	—
Measuring instruments	Industrial machinery	—

*Global market shares are in terms of units shipped, except the market share for rod-end and spherical bearings, which is in terms of sales value. Market shares are Minebea estimates based on information collected by the Company and by market research firms.

Ongoing efforts

In the HDD spindle motors business, we are endeavoring to reinforce organizational cooperation among groups involved in assembly, parts production and manufacturing. As well, we are taking steps to reduce costs, notably shifting to internal production of parts previously produced by outside suppliers, increasing yields and improving assembly processes. In fiscal 2007, we will endeavor to establish a stable profit structure by further reducing manufacturing costs. We will also step up sales of spindle motors for 2.5-inch HDDs, as well as promote the development of new products.

We are currently revamping the reorganization of our information motors business. Our aim is to create a low-cost manufacturing structure by integrating and closing manufacturing facilities, and reconsidering our use of outside suppliers. We are also working to improve the precision of order confirmation and the efficiency of product development to enhance our product mix, with the aim of restoring profitability in fiscal 2007.

In the PC keyboards business, we decided in fiscal 2006 to focus our allocation of resources on the development of high-value-added models. Accordingly, we intend to establish a structure that takes advantage of our technological and manufacturing prowess and to achieve an improvement in profits by the end of fiscal 2007. In the period under review, we recorded a ¥3,475 million business restructuring loss, a consequence of efforts to lower fixed costs, namely, the restructuring of manufacturing, sales and technological groups and the elimination of facilities.

In lighting devices, we are continuing to expand sales of our new high-luminance, ultrathin LED backlight assemblies, announced in October 2005. Customers are demanding ever-higher levels of precision, and Minebea has emerged as the first choice for LED backlight assemblies for use in cellular phones compatible with one segment broadcasting ("one seg")—a new type of digital terrestrial broadcasting for mobile phones and car navigation equipment. We are also actively encouraging orders for medium-sized LED backlights. With sales of LCD TV inverters continuing to expand, we are promoting the commercialization of low-priced models.

Performance by Geographic Segment

Japan

Net sales to external customers in Japan rose 1.6%, or ¥1,196 million, to ¥77,856 million. Nonetheless, operating income fell 30.2%, or ¥830 million, to ¥1,922 million.


Net Sales
Billions of yen
150
120
90
60
30
0
83.7
72.8
68.8
76.7
77.9
2002
2003
2004
2005
2006

Percentage of net sales


24.4%

Percentage of operating income


10.0%

Asia (Excluding Japan)

Asia includes the high-growth Greater China region, an important manufacturing base for many manufacturers in Japan, Europe, the Americas and elsewhere. Net sales in the region were firm, particularly in Greater China, owing to expanded demand from the information and telecommunications equipment industry and steady demand from the household electrical appliances industry. Efforts to improve profitability, including price increases and cost reductions for pivot assemblies and other mechanical parts, as well as cost reductions for HDD spindle motors, began to yield results. As a consequence, net sales to external customers in Asia rose 13.1%, or ¥17,999 million, to ¥155,423 million, while operating income soared 118.8%, or ¥6,973 million, to ¥12,843 million.


Net Sales
Billions of yen
150
120
90
60
30
0
95.9
107.8
121.1
137.4
155.4
2002
2003
2004
2005
2006

Percentage of net sales


48.8%

Percentage of operating income


66.6%

North America

Despite a steady shift toward production in Asia by key customers in the information and telecommunications equipment industry, sales of PC keyboards and other electronic devices and components were firm in North America. We also saw firm demand for and sales of ball bearings manufactured in the United States, as well as for rod-end and spherical bearings to the aerospace industry. Owing to such factors, sales to external customers in the region rose 13.5%, or ¥7,078 million, to ¥59,468 million. Despite sales gains, operating income declined 36.0%, or ¥1,622 million, to ¥2,888 million.


Net Sales
Billions of yen
150
120
90
60
30
0
63.6
59.0
48.7
52.4
59.5
2002
2003
2004
2005
2006

Percentage of net sales


18.7%

Percentage of operating income


15.0%

Europe

Moderate economic growth in Europe supported firm sales of ball bearings, rod-end and spherical bearings, and other products. Owing to the shift of PC keyboard production and sales for U.S. customers to North America, however, sales to external customers in Europe declined 8.0%, or ¥2,249 million, to ¥25,699 million, although operating income climbed 70.0%, or ¥665 million, to ¥1,616 million.


Net Sales
Billions of yen
150
120
90
60
30
0
36.2
32.7
30.0
27.9
25.7
2002
2003
2004
2005
2006

Percentage of net sales


8.1%

Percentage of operating income


8.4%

Note: Net sales figures represent sales to external customers.

Minebea manufactures and sells a wide range of products around the world. These include ball bearings and other precision components that apply its expertise in ball bearings; aircraft components, notably rod-end and spherical bearings and high-end fasteners; and electronic components used in information and telecommunications equipment. Minebea and the companies of the Minebea Group also cooperate closely to conduct R&D in each of these fields.

Minebea has established six R&D bases, two in Japan (Karuizawa and Hamamatsu plants) and one each in Thailand, Singapore, China, the United States and Europe.

In fiscal 2006, R&D costs for the Minebea Group amounted to ¥9,048 million. This included ¥212 million allocated to basic research in Thailand, Singapore and China, including basic materials analysis and other research that cannot be apportioned to individual businesses.

R&D activities in each of our business segments in fiscal 2006 were as follows.

Machined Components

Efforts in the ball bearings business focused on product development, as well as on efforts designed to reinforce competitiveness and facilitate the steady, ongoing expansion of business. During the period, we established a Basic Bearings Technology Department within the Engineering Headquarters, with the aim of facilitating cross-business efforts to develop basic bearings technologies with a medium- to long-term perspective. R&D achievements included the development of a special grease for ball bearings used in copiers, printers and other information equipment that boasts four times the electroconductivity of existing greases. In line with our commitment to environmental protection, we also developed a small penetration grease and a high-precision machining technology especially for ball bearings used in high-efficiency, power-smart household electrical appliances. This achievement led to the development of a new ball bearing with lower torque than bearings previously available. In the area of bearings for use in aircraft, we completed development of a low-torque lever pinion bearing especially for the wing strut of the main passenger planes produced by European aerospace manufacturers and proceeded with development of a roller bearing for the next-generation of passenger planes to be offered by North American aerospace manufacturers.

In March 2006, our R&D center in Thailand was recognized by the Thai Ministry of Industry for its work in analyzing hazardous chemical substances, including lead, cadmium, mercury and hexavalent chromium. The same month, our R&D center in Shanghai was recognized by the government of China for its analysis work. Such acknowledgments assist our efforts to provide reliable analysis data to customers, as well as help us to reinforce management of chemical substances that could negatively affect the environment at our principal manufacturing bases.

R&D costs in the Machined Components segment in fiscal 2006 amounted to ¥1,828 million.

Electronic Devices and Components

In mainstay rotary components, we focused on the development of fan motors, stepping motors, PM-type stepping motors, HDD spindle motors and other products, as well established a Motor Technology Department within the Engineering Headquarters with the aim of facilitating cross-business efforts to develop basic motor technologies with a medium- to long-term perspective. For some years, we have been conducting research aimed at improving control technologies for specialty motors with the aim of increasing performance efficiency. We have also applied these technologies to develop VR resolvers and sensorless drive motors.

In other electronic devices and components, efforts in magnetic application and display-related products focused on R&D in the areas of materials technology, core technologies and product-related technologies. Magnetic application products include rare earth bond magnets for various types of motors and transformers for inverters, while display-related products include backlight assemblies for LEDs used in mobile devices and car navigation systems, inverter circuits for cold-cathode tubes used in LCD TVs, and high-pressure mercury lamp ignition circuits and optical units for projectors. By integrating and applying materials, core and product technologies developed through such research efforts, we have also developed a high-performance color wheel, an optical component for projectors, which was commercialized in early 2006.

We are also promoting the development of LCD backlight assemblies for next-generation mobile devices, optical components for projectors, and LED modules and other optical components for flat panel displays, by combining our noted ultraprecision machining, mold production and molding technologies with CAD/CAE engineering, optical engineering, thin film-formation and photolithographic technologies. In addition, we are combining analog circuit and thermal engineering technologies to develop such products as inverters for cold-cathode tubes used in next-generation LCD TVs, as well as xenon lamp inverters and next-generation, high-pressure mercury lamp circuits.

In fiscal 2006, R&D costs in the Electronic Devices and Components segment amounted to ¥7,008 million.

Outlook for Fiscal 2007

The global economy is expected to remain firm in fiscal 2007, although concerns remain regarding further increases in prices for crude oil and raw materials, fluctuating foreign currency exchange rates against the Japanese yen and other Asian currencies, domestic interest rate hikes and intensifying competition both in Japan and overseas. The market for electronic components is expected to move toward a correction. In contrast, the markets for information and telecommunications equipment and home electrical appliances are expected to continue growing, while demand from the automobile and aerospace industries is expected to expand. In this environment, we will focus on expansion by investing intensively in growth businesses and implementing measures aimed at reinforcing our operating foundation. In light of these circumstances, as of the end of fiscal 2006 we forecast consolidated net sales of ¥310,000 million, operating income of ¥25,000 million and net income of ¥10,000 million in fiscal 2007.

Risk Management

Minebea recognizes a variety of risks and uncertainties that have the potential to affect its operating results and/or financial position. As of June 29, 2006, the date of Minebea's Japanese-language *yuka shoken hokokusho*, the filing of which is required of all publicly traded companies under Japan's Securities and Exchange Law, Minebea recognized the following risks.

Market Risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Accordingly, our operating results and financial position are vulnerable to sudden fluctuations in demand and changes in our customers' product requirements.

Foreign Exchange Risk

A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

R&D Risk

With the aim of introducing a constant stream of new, high-quality products, we conduct extensive R&D. Nonetheless, there is no guarantee that R&D efforts will come to fruition. Accordingly, we are subject to the risk that significant R&D expenditures may not be rewarded with successful products.

Litigation Risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against our operations in Japan and/or overseas. However, we are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

Risk Related to Price Negotiations

We continue to face intense competition from lower-priced products manufactured in other countries and regions. Accordingly, we are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

Risk Related to Raw Materials and Logistics Costs

We purchase a variety of materials from external suppliers. While we strive to ensure optimal inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position.

Latent Risk Related to Operations Overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China and Singapore. While considerable time has passed since we established operations in these countries, and while we continue to promote the integration of these operations, our operations overseas are subject to a number of risks that may have a negative impact on our operating results and/or financial position. These include unexpected changes to laws or regulations, difficulty in attracting and securing appropriate human resources, and acts of terrorism or war, or other acts that may cause social disruption.

Consolidated Balance Sheets

As of March 31, 2006 and 2005

Assets	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 3) 2006
Current Assets:			
Cash and cash equivalents (Note 2-c)	¥ 24,385	¥ 21,759	$ 207,591
Notes and accounts receivable (Notes 2-d and 4):			
Trade	66,362	62,610	564,928
Other	2,920	4,074	24,859
	69,282	66,684	589,787
Allowance for doubtful receivables (Note 2-d)	(285)	(287)	(2,429)
Total notes and accounts receivable	68,997	66,397	587,358
Inventories (Note 2-e)	48,914	46,963	416,403
Deferred tax assets (Note 7)	3,402	5,124	28,969
Prepaid expenses and other current assets	7,866	7,052	66,946
Total current assets	153,564	147,295	1,307,267
Tangible Fixed Assets (Note 2-f, 2-g and 6):			
Land	14,755	15,086	125,610
Buildings and structures	104,435	97,223	889,040
Machinery and transportation equipment	283,727	253,102	2,415,314
Construction in progress	1,517	1,228	12,917
	404,434	366,639	3,442,881
Accumulated depreciation	(238,675)	(210,118)	(2,031,803)
Net tangible fixed assets	165,759	156,521	1,411,078
Intangible Fixed Assets:			
Consolidation adjustments (Note 2-k)	9,794	10,353	83,376
Other	3,383	3,760	28,803
	13,177	14,113	112,179
Investments and Other Assets:			
Investments in affiliates (Notes 2-h and 4)	148	147	1,261
Investments in securities (Note 2-h)	10,816	6,162	92,069
Long-term loans receivable	46	35	393
Deferred tax assets (Note 7)	4,552	6,017	38,754
Other	1,773	1,871	15,091
	17,335	14,232	147,568
Allowance for doubtful receivables (Note 2-d)	(55)	(57)	(469)
Net investments and other assets	17,280	14,175	147,099
Deferred Charges	82	113	694
Total Assets	¥ 349,862	¥ 332,217	$ 2,978,317

The accompanying notes to consolidated financial statements are an integral part of these statements.

Liabilities, Minority Interests in Consolidated Subsidiaries and Shareholders' Equity	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 3) 2006
Current Liabilities:			
Short-term loans payable (Note 5)	¥ 80,656	¥ 81,256	$ 686,612
Current portion of long-term debt (Note 5)	11,116	5,856	94,624
Notes and accounts payable (Note 4):			
Trade	26,683	25,901	227,151
Other	9,926	9,399	84,499
Total notes and accounts payable	36,609	35,300	311,650
Income taxes payable (Note 7)	3,045	2,344	25,922
Accrued expenses and other current liabilities	19,460	16,693	165,662
Total current liabilities	150,886	141,449	1,284,470
Long-Term Liabilities:			
Long-term debt (Note 5)	79,500	85,341	676,769
Other (Note 2-i)	1,267	804	10,786
Total long-term liabilities	80,767	86,145	687,555
Minority Interests in Consolidated Subsidiaries	632	2,535	5,375
Shareholders' Equity (Note 11):			
Common stock			
Authorized 1,000,000,000 shares			
Issued:			
March 31, 2006—399,167,695 shares			
March 31, 2005—399,167,695 shares	68,259	68,259	581,075
Capital reserve	94,757	94,757	806,645
Retained earnings	6,983	5,519	59,450
Differences on revaluation of other marketable securities	4,428	1,575	37,700
Foreign currency translation adjustments	(56,784)	(67,966)	(483,395)
	117,643	102,144	1,001,475
Treasury stock	(66)	(56)	(558)
Total shareholders' equity	117,577	102,088	1,000,917
Contingent Liabilities (Notes 13 and 14)			
Total Liabilities, Minority Interests in Consolidated Subsidiaries and Shareholders' Equity	¥349,862	¥332,217	$2,978,317

Consolidated Statements of Income

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2006	2005	2004	2006
Net Sales (Note 4)	¥318,446	¥294,422	¥268,574	$2,710,874
Cost of Sales (Notes 4 and 10)	249,935	232,019	203,261	2,127,645
Gross profit	68,511	62,403	65,313	583,229
Selling, General and Administrative Expenses (Notes 2-k and 10)	49,242	48,320	47,209	419,195
Operating income	19,269	14,083	18,104	164,034
Other Income (Expenses):				
Interest income	258	145	111	2,203
Equity in income of unconsolidated subsidiaries and affiliates	5	13	3	48
Prior year's adjustment of losses on liquidation of subsidiaries and affiliates	—	—	325	—
Reversal of reserve for liquidation of switching power supplies and related businesses	—	—	441	—
Interest expense	(4,771)	(3,361)	(3,213)	(40,616)
Gains on sales of investment securities and investment securities in affiliates	191	—	882	1,632
Losses on devaluation of investment securities	—	(619)	—	—
Foreign currency exchange losses (Note 2-b)	(345)	(755)	(771)	(2,944)
Losses on sales and disposals of tangible fixed assets	(870)	(1,019)	(747)	(7,410)
Losses on liquidation of subsidiaries and affiliates	(86)	(270)	—	(739)
Gains on the reversal of preemptive rights	447	—	—	3,811
Impairment loss	(967)	—	—	(8,236)
Business restructuring loss	(3,475)	—	—	(29,584)
Other, net	(36)	(439)	(2,177)	(298)
	(9,649)	(6,305)	(5,146)	(82,133)
Income before Income Taxes and Minority Interests	9,620	7,778	12,958	81,901
Income Taxes (Note 7):				
Current	5,567	5,943	4,412	47,395
Deferred (benefit)	1,574	(430)	2,798	13,400
	7,141	5,513	7,210	60,795
Minority Interests (Losses)	1,778	3,316	271	15,137
Net Income	¥ 4,257	¥ 5,581	¥ 6,019	$ 36,243

	Yen			U.S. dollars (Note 3)
Per Share Data (Note 12):				
Net income (loss):				
Basic	¥10.67	¥13.93	¥15.08	$0.09
Diluted	—	13.27	14.51	—
Cash dividends applicable to the year	7.00	7.00	7.00	0.06

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Millions of yen

	Number of Shares of Common Stock	Common Stock	Capital Reserve	Retained Earnings (Note 10)	Differences on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Treasury Stock
Balance at March 31, 2003	399,167,695	¥68,259	¥94,757	¥ (454)	¥ (37)	¥(64,274)	¥(38)
Net income	—	—	—	6,019	—	—	—
Cash dividends	—	—	—	(2,794)	—	—	—
Other	—	—	—	(16)	1,684	(9,231)	(9)
Balance at March 31, 2004	399,167,695	68,259	94,757	2,755	1,647	(73,505)	(47)
Net income	—	—	—	5,581	—	—	—
Cash dividends	—	—	—	(2,793)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(24)	—	—	—
Other	—	—	—	(0)	(72)	5,539	(9)
Balance at March 31, 2005	399,167,695	68,259	94,757	5,519	1,575	(67,966)	(56)
Net income	—	—	—	4,257	—	—	—
Cash dividends	—	—	—	(2,793)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	—
Other	—	—	—	(0)	2,853	11,182	(10)
Balance at March 31, 2006	399,167,695	¥68,259	¥94,757	¥ 6,983	¥ 4,428	¥(56,784)	¥(66)

Thousands of U.S. dollars (Note 3)

	Number of Shares of Common Stock	Common Stock	Capital Reserve	Retained Earnings (Note 10)	Differences on Revaluation of Other Marketable Securities	Foreign Currency Translation Adjustments	Treasury Stock
Balance at March 31, 2005	399,167,695	$581,075	$806,645	$ 46,988	$13,409	$(578,581)	$(477)
Net income	—	—	—	36,243	—	—	—
Cash dividends	—	—	—	(23,780)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	—	—
Other	—	—	—	(1)	24,291	95,186	(81)
Balance at March 31, 2006	399,167,695	$581,075	$806,645	$ 59,450	$37,700	$(483,395)	$(558)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2006	2005	2004	2006
Cash Flows from Operating Activities:				
Income before income taxes and minority interests	¥ 9,620	¥ 7,778	¥ 12,958	$ 81,901
Depreciation and amortization	23,972	22,462	21,705	204,078
Impairment loss	967	—	—	8,236
Amortization of consolidation adjustments	1,073	1,083	1,023	9,137
Interest and dividend income	(330)	(182)	(138)	(2,815)
Interest expense	4,771	3,361	3,213	40,616
Losses on sales and disposals of tangible fixed assets	455	718	664	3,872
Gains on the reversal of preemptive rights	(447)	—	—	(3,811)
Increase in notes and accounts receivable	(110)	(1,020)	(7,734)	(938)
(Increase) decrease in inventories	2,082	(1,597)	(1,883)	17,731
Increase (decrease) in notes and accounts payable	(1,215)	1,283	(386)	(10,351)
Increase in allowances for business restructuring losses	3,286	—	—	27,975
Other	(6,760)	1,256	(678)	(57,553)
Subtotal	37,364	35,142	28,744	318,078
Interest and dividends received	330	183	176	2,816
Interest paid	(4,844)	(3,388)	(3,197)	(41,240)
Income taxes paid	(4,613)	(4,351)	(4,009)	(39,270)
Net cash provided by operating activities	28,237	27,586	21,714	240,384
Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(21,897)	(23,060)	(18,825)	(186,410)
Proceeds from sales of tangible fixed assets	3,047	2,173	2,372	25,945
Purchase of intangible fixed assets	(311)	(3,059)	—	(2,648)
Payments for purchase of shares in subsidiaries	(342)	—	—	(2,919)
Net proceeds from acquisition of shares in subsidiaries	—	71	—	—
Proceeds from sales of shares in subsidiaries	—	—	385	—
Long-term loans receivable	(18)	(67)	(156)	(154)
Other, net	401	153	1,292	3,417
Net cash used in investing activities	(19,120)	(23,789)	(14,932)	(162,769)
Cash Flows from Financing Activities:				
Proceeds from (repayment of) long-term debt	(4,567)	(5,909)	6,368	(38,873)
Cash dividends paid	(2,793)	(2,793)	(2,794)	(23,780)
Cash dividends paid to minority shareholders	(14)	(16)	(27)	(123)
Other, net	(6)	(54)	844	(51)
Net cash provided by (used in) financing activities	(7,380)	(8,772)	4,391	(62,827)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	889	358	(570)	7,568
Net increase (decrease) in cash and cash equivalents	2,626	(4,617)	10,603	22,356
Cash and Cash Equivalents at Beginning of Year	21,759	24,780	14,177	185,235
Increase in Cash and Cash Equivalents Due to Establishment of a Joint Venture	—	1,596	—	—
Cash and Cash Equivalents at End of Year	¥ 24,385	¥ 21,759	¥ 24,780	$ 207,591

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Basis of Presenting Financial Statements

The accompanying consolidated financial statements of Minebea Co., Ltd. (the "Company"), and its consolidated domestic and overseas subsidiaries are stated in Japanese yen, the accounts of which are maintained in accordance with the accounting principles generally accepted in the respective countries and audited by independent auditors in those countries.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Ministry of Finance in Japan as required by the Securities and Exchange Law of Japan, in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. For the purpose of this annual report, certain reclassifications have been made and additional information provided to present the accompanying consolidated financial statements in a format that is familiar to readers outside Japan.

2. Summary of Significant Accounting Policies

a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and 44 affiliated companies, including 43 consolidated subsidiaries and 1 nonconsolidated affiliate. All significant intercompany balances, intercompany transactions and unrealized profits have been eliminated in consolidation.

b) Translation of foreign currencies

Monetary assets and liabilities denominated in overseas currencies are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for certain accounts that were hedged by forward exchange contracts. Translation differences arising from the translation of the financial statements denominated in overseas currencies are recorded as minority interests in consolidated subsidiaries and foreign currency translation adjustments in shareholders' equity.

Financial statement items of consolidated overseas subsidiaries are translated into Japanese yen as follows:

Balance sheet items	At the rates of exchange prevailing at the balance sheet date
Statement of income items	At the average rate of exchange during the fiscal year

c) Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be "cash equivalents."

d) Allowance for doubtful receivables

Allowance for doubtful receivables of the Company and its consolidated domestic subsidiaries is provided for normal receivables based on the historical write-off rate and uncollectible receivables on a specific identification basis. Allowance for doubtful receivables of consolidated overseas subsidiaries is generally provided for estimated uncollectible receivables.

Allowance for doubtful receivables provided for consolidated subsidiary receivables is eliminated for consolidation purposes. Allowance for doubtful receivables as of March 31, 2006 and 2005, were sufficient to cover the estimated uncollectible receivables.

e) Inventories

Inventories of the Company and its consolidated domestic subsidiaries are stated primarily at cost, being determined by the moving average method, and those of its consolidated overseas subsidiaries are stated at the lower of cost or market, being determined by the first-in, first-out method or the moving average method.

Inventories as of March 31, 2006 and 2005, comprised the following:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	**2006**
Merchandise and finished goods	**¥24,320**	¥25,096	**$207,039**
Work in process	**10,937**	9,920	**93,103**
Raw materials	**9,830**	8,486	**83,680**
Supplies	**3,827**	3,461	**32,581**
	¥48,914	¥46,963	**$416,403**

f) Tangible fixed assets

Tangible fixed assets is stated at cost. Depreciation of the Company and its consolidated domestic subsidiaries is computed by the declining balance method based upon the estimated useful lives of the assets, whereas depreciation of consolidated overseas subsidiaries is computed primarily by the straight-line method based upon the estimated useful lives of the assets. Maintenance and normal repair expenses are charged against income as incurred, while significant renewals and improvements are capitalized.

g) Impairment of fixed assets

From the year ended March 31, 2006, the Company has adopted a new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets" (issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result, income before income taxes and minority interests declined by ¥967 million.

In addition, for balance sheet presentation purposes, the accumulated impairment amount is directly deducted from the cost of the respective assets.

h) Investments in securities

Investments in securities consist of equity securities of listed and unlisted companies. Securities held by the Company or its domestic subsidiaries with quoted market values are stated at the closing quoted value price on March 31, 2006. Resulting valuation gains and losses are included, after the application of tax effect accounting, in shareholders' equity in the consolidated balance sheets. Those securities with no quoted market value are stated at cost by the moving average method.

	Millions of yen						*Thousands of U.S. dollars (Note 3)*		
	2006			2005			**2006**		
	Acquisition cost	*Carrying value*	*Unrealized gain (loss)*	*Acquisition cost*	*Carrying value*	*Unrealized gain (loss)*	*Acquisition cost*	*Carrying value*	*Unrealized gain (loss)*
Equity securities	**¥3,080**	**¥10,340**	**¥7,260**	¥3,105	¥5,687	¥2,582	**$26,226**	**$88,029**	**$61,803**

The aggregate acquisition cost and market value of securities held by the Company and its consolidated domestic subsidiaries as of March 31, 2006, are as follows:

	Millions of yen
Aggregate acquisition cost:	
Current assets	**¥ —**
Noncurrent assets	**3,080**
	¥ 3,080
Aggregate market value:	
Current assets	**¥ —**
Noncurrent assets	**10,340**
	¥10,340

i) Accounting for retirement benefits

With effect from April 1, 2000, the Company and its consolidated domestic subsidiaries have adopted the accounting standards for retirement benefits. To provide for the payment of retirement benefits to employees, the Company makes provisions based on the projected benefit obligations and the estimated plan assets as of March 31, 2006.

Actuarial gains and losses are amortized using the straight-line method over the average remaining service period of employees (5 years), from the period subsequent to the period in which they are incurred.

(Accounting Change for Retirement Benefits)

From the year ended March 31, 2006, the Company adopted "Partial Amendment of Accounting Standard for Retirement Benefits" (Accounting Standard No. 3, issued March 16, 2005) and "Implementation Guidance for Partial Amendment of Accounting Standard for Retirement Benefits" (Implementation Guidance No. 7, issued March 16, 2005). The impact of adoption on the Company's net income was immaterial.

Certain of the Company's overseas subsidiaries have employee defined-benefit pension plans. To provide for the payment of retirement benefits to employees, these companies make provisions based on the projected benefit obligations and estimated plan assets as of March 31, 2006.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years.

Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

Retirement benefit plans

Projected benefit obligations, net retirement benefit costs and assumptions used for calculation for the years ended March 31, 2006 and 2005, are as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
Projected Benefit Obligations	**2006**	2005	**2006**
Projected benefit obligations	**¥(26,874)**	¥(23,030)	**$(228,779)**
Plan assets at fair value	**24,878**	19,638	**211,783**
Unfunded projected benefit obligations	**(1,996)**	(3,392)	**(16,996)**
Unrecognized prior service cost	**411**	15	**3,504**
Unrecognized actuarial losses	**1,019**	3,076	**8,672**
Net amount recognized on consolidated balance sheets	**(566)**	(301)	**(4,820)**
Prepaid pension cost	**75**	5	**639**
Accrued retirement benefits	**¥ (641)**	¥ (306)	**$ (5,459)**

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
Net Retirement Benefit Costs	**2006**	2005	**2006**
Services cost	**¥ 1,489**	¥1,059	**$12,674**
Interest cost	**985**	885	**8,388**
Expected return on plan assets	**(1,025)**	(869)	**(8,731)**
Amortization of transitional obligations	**—**	609	**—**
Amortization of prior service cost	**2**	2	**20**
Amortization of actuarial losses	**440**	450	**3,748**
Retirement benefit costs	**¥ 1,891**	¥2,136	**$16,099**

Assumption Used for Calculation	**2006**	2005
Discount rate	**mainly 2.5%**	mainly 2.5%
Expected rate of return on plan assets	**mainly 2.5%**	mainly 2.5%
Allocation of estimated amount of all retirement benefits to be paid at future retirement dates	Equally to each service year using the estimated number of total service years	Equally to each service year using the estimated number of total service years

j) Leases

Non-cancelable lease transactions of the Company are accounted for by the operating lease accounting method regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

k) Consolidation adjustments

Excess of cost over net assets acquired for business acquisitions is amortized, amounting to ¥1,073 million in fiscal 2006 and ¥1,083 million in fiscal 2005, on a straight-line basis over a period ranging from 5 to 40 years.

l) Reclassifications

Certain reclassifications of previous years' figures have been made to conform with the current year's classification.

3. Translation into U.S. Dollars

The accompanying financial statements are expressed in Japanese yen and, solely for the convenience of the reader, have also been translated into U.S. dollar amounts at the rate of ¥117.47=US$1, the approximate rate of exchange on March 31, 2006. The translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars.

4. Investments in Affiliates

Summarized financial information for all affiliates as of March 31, 2006 and 2005, and for the years then ended, is as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
Financial Position	**2006**	2005	**2006**
Assets:			
Current assets	**¥366**	¥316	**$3,113**
Other assets, including tangible fixed assets	**456**	506	**3,887**
	¥822	¥822	**$7,000**
Liabilities and shareholders' equity:			
Current liabilities	**¥ 59**	¥ 59	**$ 501**
Noncurrent liabilities	**221**	240	**1,886**
Shareholders' equity	**542**	523	**4,613**
	¥822	¥822	**$7,000**

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
Results of Operations	**2006**	2005	**2006**
Net sales	**¥431**	¥453	**$3,674**
Cost and expenses	**411**	415	**3,504**
Net income	**¥ 20**	¥ 38	**$ 170**

Summarized below are the significant transactions of the Company and its consolidated subsidiaries with affiliates for the years ended March 31, 2006 and 2005, and the related account balances as of March 31, 2006 and 2005:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	**2006**
Transactions:			
Sales	**¥—**	¥248	**$—**
Purchases	**—**	—	**—**
Account balances:			
Notes and accounts receivable	**—**	—	**—**
Notes and accounts payable	**0**	0	**6**

5. Short-Term Loans Payable and Long-Term Debt

Short-term loans payable consists of notes payable to banks, principally due in 30 to 180 days. The average annual interest rates for short-term loans payable are 1.92% and 1.24% for the years ended March 31, 2006 and 2005, respectively.

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	**2006**
Notes payable to banks	**¥80,656**	¥81,256	**$686,612**
Total	**¥80,656**	¥81,256	**$686,612**

The aggregate annual maturities of long-term debt outstanding as of March 31, 2006, are as follows:

	Millions of yen	*Thousands of U.S. dollars (Note 3)*
2007	**¥11,116**	**$ 94,624**
2008	**12,000**	**102,154**
2009	**15,000**	**127,692**
2010	**18,000**	**153,231**
2011 and thereafter	**34,500**	**293,692**
	¥90,616	**$771,393**

Long-term debt as of March 31, 2006 and 2005, consists of the following:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
	2006	2005	**2006**
3.0% unsecured bonds payable in Japanese yen due 2008	**¥15,000**	¥15,000	**$127,692**
0.655% unsecured bonds payable in Japanese yen due 2007	**3,000**	3,000	**25,538**
1.39% unsecured bonds payable in Japanese yen due 2010	**10,000**	10,000	**85,128**
1.26% unsecured bonds payable in Japanese yen due 2011	**10,000**	10,000	**85,128**
1.70% unsecured bonds payable in Japanese yen due 2012	**1,500**	—	**12,769**
1.55% unsecured bonds with warrants payable in Japanese yen due 2005	**—**	4,000	**—**
0.57% to 7.78% loans from banks, other	**51,116**	49,197	**435,138**
	90,616	91,197	**771,393**
Less current portion	**11,116**	5,856	**94,624**
	¥79,500	¥85,341	**$676,769**

6. Losses on Impairment of Fixed Assets

The groups of assets for which the Company recognized impairment losses for the year ended March 31, 2006, are as follows:

Losses on impairment

Use	*Location*	*Type of assets*	*Millions of yen*
Idle assets	5 facilities, which are the former Kyoto Plant, former Ibaraki Plant, former Ichinoseki Plant, former Kanegasaki Plant and former Hokuriku Branch Office of Kanemori Co., Ltd. (Kyoto Prefecture and others)	Building	**¥132**
		Land	**834**
		Total	**¥967**

Note: Impairment loss on land of ¥834 million was figured out after considering unrealized profit of ¥675 million eliminated for consolidation purposes.

The method to group the assets

Assets are grouped largely by each minimal works that will bear independent cash flow in each business segment.

The reason for impairment losses having been recognized

The fixed assets (building and land) for which impairment losses were recognized for the year ended March 31, 2006, are currently idle assets and are not expected to be utilized effectively. In addition, the land price dropped significantly.

The method to calculate the recoverable amounts

The recoverable amounts were measured by the net sales value, which is based on the real estate valuation standards.

7. Income Taxes

The Company and its consolidated domestic subsidiaries are subject to a number of different taxes based on income which, in the aggregate, resulted in an effective statutory rate of 39% for fiscal 2006 and 2005.

The income taxes of consolidated overseas subsidiaries are generally levied at lower rates than those currently applied in Japan. In addition, consolidated subsidiaries in Thailand are granted a status by the Promotion of Investment Act, whereby earnings derived from the manufacture or sale of qualifying products are fully exempt from Thai income tax for a period of three to eight years.

The income tax effect is recognized for temporary differences resulting from elimination of intercompany profit and certain adjustments made in the accompanying consolidated financial statements.

Deferred income taxes of ¥6,568 million and ¥10,064 million as of March 31, 2006 and 2005, respectively, are included in the accompanying consolidated balance sheets as follows:

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
Deferred Tax Assets	**2006**	2005	**2006**
Accrued bonuses to employees in excess of tax limit	**¥ 714**	¥ 639	**$ 6,076**
Loss on devaluation of investment securities	**1,620**	1,698	**13,789**
Allowance for doubtful receivables in excess of tax limit	**2,562**	2,429	**21,808**
Unrealized gains on sales of inventories	**1,676**	1,822	**14,269**
Operating losses carried forward	**1,807**	2,823	**15,384**
Foreign tax credit carried forward	**602**	1,360	**5,125**
Impairment loss	**377**	—	**3,208**
Other	**2,061**	1,377	**17,553**
Subtotal	**11,419**	12,148	**97,212**
Valuation allowance	**(633)**	—	**(5,387)**
Total deferred tax assets	**¥10,786**	¥12,148	**$91,825**

	Millions of yen		*Thousands of U.S. dollars (Note 3)*
Deferred Tax Liabilities	**2006**	2005	**2006**
Depreciation of overseas subsidiaries	**¥1,201**	¥ 897	**$10,225**
Differences on revaluation of other marketable securities	**2,831**	1,007	**24,103**
Other	**186**	180	**1,584**
Total deferred tax liabilities	**4,218**	2,084	**35,912**
Net deferred tax assets	**¥6,568**	¥10,064	**$55,913**

Net deferred tax assets are included in the accompanying consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Current assets—Deferred tax assets	¥ 3,402	¥ 5,124	$28,969
Noncurrent assets—Deferred tax assets	4,552	6,017	38,754
Current liabilities—Deferred tax liabilities	(1,146)	(823)	(9,759)
Noncurrent liabilities—Deferred tax liabilities	(240)	(254)	(2,051)
Net deferred tax assets	¥ 6,568	¥10,064	$55,913

The reconciliation of the statutory tax rate in Japan and the effective tax rates appearing in the consolidated statements of income for the years ended March 31, 2006 and 2005, is shown below:

	2006	2005
Statutory tax rate in Japan	39.0%	39.0%
Adjustments:		
Amortization of consolidation adjustments	4.6	5.2
Difference of rates applied to overseas subsidiaries	(36.2)	(45.5)
Valuation allowance for operating losses of consolidated subsidiaries	42.4	21.3
Effect of dividend income eliminated for consolidation	31.2	50.2
Valuation allowance	(6.6)	—
Other	(0.2)	0.6
Effective income tax rate	74.2%	70.8%

8. Leases

Pro forma information for finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee, is as follows:

Acquisition Cost, Accumulated Depreciation and Net Book Value of Leased Assets

	Millions of yen					
	2006			2005		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Machinery and transportation equipment	¥1,272	¥ 605	¥ 667	¥1,269	¥ 585	¥ 684
Tools and other equipment	2,465	1,246	1,219	2,736	1,476	1,260
Software	36	20	16	42	31	11
	¥3,773	¥1,871	¥1,902	¥4,047	¥2,092	¥1,955

	Thousands of U.S. dollars (Note 3)		
	2006		
	Acquisition cost	Accumulated depreciation	Net book value
Machinery and transportation equipment	$10,834	$ 5,153	$ 5,681
Tools and other equipment	20,983	10,607	10,376
Software	303	168	135
	$32,120	$15,928	$16,192

Note: Because the outstanding future lease payments at the balance sheet date are not material as compared with the year-end balance of tangible assets, the interest portion is included in the pro forma amounts of acquisition cost.

Outstanding Future Lease Payments Payable

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Due within one year	¥ 909	¥ 892	$ 7,741
Due after one year	993	1,063	8,451
	¥1,902	¥1,955	$16,192

Note: Because the outstanding future lease payments payable at the balance sheet date is not material as compared with the year-end balance of tangible fixed assets, the interest portion is included in the pro forma amounts of outstanding future lease payments payable.

Actual Lease Payments and Depreciation Expense

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2005	2006
Actual lease payments	¥1,070	¥1,209	$9,114
Depreciation	1,070	1,209	9,114

Depreciation of leased assets is computed on the straight-line method over the lease term with no residual value.

9. Derivatives

The Company and its consolidated subsidiaries have entered into forward exchange contracts on foreign currency-denominated receivables and payables related to actual and future import and export transactions to hedge certain risks related to fluctuations in foreign currency exchange rates. In principal, forward exchange contracts are carried at contract rate in the consolidated balance sheets, while the difference between the current rate and contract rate is amortized over the contract period. However, the Company and its consolidated subsidiaries adhere to a policy of maintaining the outstanding balance of these instruments within
the amounts of hedged foreign currency-denominated receivables and payables.

The execution of derivative transactions is controlled by the Finance Department. It is the policy of the Company and its consolidated subsidiaries to utilize forward exchange contracts solely for the purpose of hedging foreign currency position-related risks.

In line with internal risk management policies, the Company and its consolidated subsidiaries cover receivables and payables denominated in foreign currencies with forward exchange contracts denominated in the same currency, in the same amount and executed on the same execution day. Accordingly, the hedging relationships between the derivative financial instrument and the hedged item are highly effective in offsetting changes in currency exchange rates.

There are no derivative financial instruments for which hedge accounting is not applied as of March 31, 2006 and 2005.

10. Research and Development Expenses

Research and development expenses incurred by the Company and its consolidated subsidiaries are included in selling, general and administrative expenses and cost of sales.

Research and development expenses for the years ended March 31, 2006 and 2005, amounted to ¥9,048 million and ¥10,012 million, respectively.

11. Shareholders' Equity

The Commercial Code of Japan provides that an amount equivalent to at least 10% of appropriation of retained earnings paid with respect to each financial period be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock. The legal reserve may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to the common stock account by resolution of the Board of Directors. Additional paid-in capital and the legal reserve may also be drawn down up to an amount that equals 25% of the common stock. In line with consolidated accounting procedures in Japan, additional paid-in capital is included in capital reserve and the legal reserve is included in retained earnings.

Appropriation of retained earnings with respect to cash dividends, bonuses to directors and corporate auditors, and transfer to the legal reserve are subject to the resolution of the general shareholders' meeting. The accompanying consolidated financial statements reflect appropriations approved or to be approved by shareholders subsequent to the fiscal years ended March 31, 2006 and 2005.

12. Per Share Data

Dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends approved or to be approved after the fiscal year-end but applicable to the fiscal year.

Basic net income per share is based on the weighted average number of shares of common stock outstanding during each year.

Diluted net income per share is computed using the weighted average number of shares of common stock during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds. In calculating diluted net income per share, net income is adjusted by interest expense, net of income taxes, on the convertible bonds when such bonds are dilutive.

The number of shares used in calculating net income per share for the years ended March 31, 2006 and 2005, is as follows:

	Thousands of shares	
	2006	2005
Basic	**399,052**	399,074
Diluted	—	426,934

13. Litigation

As of March 31, 2006, there are no material claims outstanding or threatened against the Company or its consolidated subsidiaries.

14. Contingent Liabilities

The Company and its consolidated subsidiaries had no contingent liabilities as of March 31, 2006.

15. Segment Information

The Company and its consolidated subsidiaries are engaged in two business segments: machined components, which includes bearings and bearing-related products, notably ball bearings, rod-end and spherical bearings and pivot assemblies, as well as other machined components, such as fasteners, and special machined components; and electronic devices and components, encompassing rotary components and other electronic devices and components, primarily PC keyboards and speakers.

The business segments of the Company and its consolidated subsidiaries as of March 31, 2006 and 2005, and for the years then ended are outlined as follows:

Business Segments

Year ended March 31, 2006	Machined Components	Electronic Devices and Components	Total before Eliminations	Eliminations or Corporate	Total
					Millions of yen
Sales to external customers	¥129,595	¥188,851	¥318,446	¥ —	¥318,446
Internal sales	3,803	2,371	6,174	(6,174)	—
Total sales	133,398	191,222	324,620	(6,174)	318,446
Operating expenses	108,842	196,509	305,351	(6,174)	299,177
Operating income (loss)	24,556	(5,287)	19,269	—	19,269
Assets	205,437	218,790	424,227	(74,365)	349,862
Depreciation and amortization	11,437	12,535	23,972	—	23,972
Impairment loss	388	579	967	—	967
Capital expenditure	12,279	9,929	22,208	—	22,208

Year ended March 31, 2006	Machined Components	Electronic Devices and Components	Total before Eliminations	Eliminations or Corporate	Total
					Thousands of U.S. dollars (Note 3)
Sales to external customers	$1,103,219	$1,607,655	$2,710,874	$ —	$2,710,874
Internal sales	32,375	20,188	52,563	(52,563)	—
Total sales	1,135,594	1,627,843	2,763,437	(52,563)	2,710,874
Operating expenses	926,552	1,672,851	2,599,403	(52,563)	2,546,840
Operating income (loss)	209,042	(45,008)	164,034	—	164,034
Assets	1,748,847	1,862,526	3,611,373	(633,056)	2,978,317
Depreciation and amortization	97,365	106,713	204,078	—	204,078
Impairment loss	3,307	4,929	8,236	—	8,236
Capital expenditure	104,530	84,528	189,058	—	189,058

Year ended March 31, 2005	Machined Components	Electronic Devices and Components	Total before Eliminations	Eliminations or Corporate	Total
					Millions of yen
Sales to external customers	¥116,105	¥178,317	¥294,422	¥ —	¥294,422
Internal sales	2,194	390	2,584	(2,584)	—
Total sales	118,299	178,707	297,006	(2,584)	294,422
Operating expenses	96,727	186,196	282,923	(2,584)	280,339
Operating income (loss)	21,572	(7,489)	14,083	—	14,083
Assets	194,180	214,142	408,322	(76,105)	332,217
Depreciation and amortization	10,401	12,061	22,462	—	22,462
Capital expenditure	11,400	22,757	34,157	—	34,157

The geographic segments of the Company and its consolidataed subsidiaries as of March 31, 2006 and 2005, and for the years then ended are outlined as follows:

Geographic Segments

Year ended March 31, 2006	Japan	Asia (excluding Japan)	North America	Europe	Total before Eliminations	Eliminations or Corporate	Total
							Millions of yen
Sales to external customers	¥ 77,856	¥155,423	¥59,468	¥25,699	¥318,446	¥ —	¥318,446
Internal sales	166,627	162,507	1,599	1,969	332,702	(332,702)	—
Total sales	244,483	317,930	61,067	27,668	651,148	(332,702)	318,446
Operating expenses	242,561	305,087	58,179	26,052	631,879	(332,702)	299,177
Operating income	1,922	12,843	2,888	1,616	19,269	—	19,269
Assets	161,968	247,186	36,864	19,618	465,636	(115,774)	349,862

Year ended March 31, 2006	Japan	Asia (excluding Japan)	North America	Europe	Total before Eliminations	Eliminations or Corporate	Total
							Thousands of U.S. dollars (Note 3)
Sales to external customers	$ 662,778	$1,323,090	$506,238	$218,768	$2,710,874	$ —	$2,710,874
Internal sales	1,418,466	1,383,388	13,617	16,760	2,832,231	(2,832,231)	—
Total sales	2,081,244	2,706,478	519,855	235,528	5,543,105	(2,832,231)	2,710,874
Operating expenses	2,064,878	2,597,152	495,269	221,772	5,379,071	(2,832,231)	2,546,840
Operating income	16,366	109,326	24,586	13,756	164,034	—	164,034
Assets	1,378,807	2,104,251	313,816	167,001	3,963,875	(985,558)	2,978,317

Year ended March 31, 2005	Japan	Asia (excluding Japan)	North America	Europe	Total before Eliminations	Eliminations or Corporate	Total
							Millions of yen
Sales to external customers	¥ 76,660	¥137,424	¥52,390	¥27,948	¥294,422	¥ —	¥294,422
Internal sales	162,763	155,448	1,423	1,025	320,659	(320,659)	—
Total sales	239,423	292,872	53,813	28,973	615,081	(320,659)	294,422
Operating expenses	236,671	287,002	49,303	28,022	600,998	(320,659)	280,339
Operating income	2,752	5,870	4,510	951	14,083	—	14,083
Assets	169,239	223,995	32,442	20,300	445,976	(113,759)	332,217

Overseas sales of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2005, are summarized as follows:

Overseas Sales

Year ended March 31, 2006	To Asia (excluding Japan)	To North and South America	To Europe	Total
				Millions of yen
Overseas sales	¥159,781	¥47,256	¥31,833	¥238,870
Consolidated net sales				¥318,446
Overseas sales as a percentage of consolidated net sales	50.2%	14.8%	10.0%	75.0%

Year ended March 31, 2006	To Asia (excluding Japan)	To North and South America	To Europe	Total
				Thousands of U.S. dollars (Note 3)
Overseas sales	$1,360,188	$402,277	$270,991	$2,033,456
Consolidated net sales				$2,710,874
Overseas sales as a percentage of consolidated net sales	50.2%	14.8%	10.0%	75.0%

Year ended March 31, 2005	To Asia (excluding Japan)	To North and South America	To Europe	Total
				Millions of yen
Overseas sales	¥140,229	¥46,013	¥29,505	¥215,747
Consolidated net sales				¥294,422
Overseas sales as a percentage of consolidated net sales	47.6%	15.7%	10.0%	73.3%

16. Subsequent Event

There were no significant events subsequent to the year ended March 31, 2006.

ERNST & YOUNG SHINNIHON

- Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

- Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
Minebea Co., Ltd.

We have audited the accompanying consolidated balance sheets of Minebea Co., Ltd., and consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31,2006, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minebea Co., Ltd., and consolidated subsidiaries at March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

As described in Note 2-g to the consolidated financial statements, from the year ended March 31, 2006, Minebea Co., Ltd., and consolidated subsidiaries adopted the accounting standard for impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Ernst & Young ShinNihon

June 29, 2006

Principal Subsidiaries

Subsidiaries in Asia	Operations	Percentage of shares controlled by Minebea
Japan		
NMB Electro Precision, Inc.	Manufacture and sale of fan motors	100.0%
Minebea–Matsushita Motor Corporation	Manufacture and sale of electronic devices and components	60.0
Thailand		
NMB THAI LIMITED	Manufacture and sale of ball bearings	100.0
PELMEC THAI LIMITED	Manufacture and sale of ball bearings	100.0
MINEBEA THAI LIMITED	Manufacture and sale of motors	100.0
NMB HI-TECH BEARINGS LIMITED	Manufacture and sale of ball bearings	100.0
NMB PRECISION BALLS LIMITED	Manufacture and sale of steel balls for ball bearings	100.0
MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED	Manufacture and sale of electronic devices and components	100.0
POWER ELECTRONICS OF MINEBEA COMPANY LIMITED	Manufacture and sale of electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED	Manufacture and sale of electronic devices and components	60.0
China		
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	Manufacture and sale of ball bearings, fan motors and measuring components	100.0
MINEBEA TECHNOLOGIES TAIWAN CO., LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA TRADING (SHANGHAI) LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA TRADING (SHENZHEN) LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA (HONG KONG) LIMITED	Sale of bearings and electronic devices and components	100.0
Minebea Electronics Motor (Zhuhai) Co., Ltd.	Manufacture and sale of electronic devices and components	60.0
Singapore		
NMB SINGAPORE LIMITED	Manufacture and sale of ball bearings and machinery components	100.0
PELMEC INDUSTRIES (PTE.) LIMITED	Manufacture and sale of ball bearings	100.0
MINEBEA TECHNOLOGIES PTE. LTD.	Sale of bearings and electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE. LTD.	Manufacture and sale of electronic devices and components	60.0
Malaysia		
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.	Manufacture and sale of electronic devices and components	60.0
Korea		
NMB KOREA CO., LTD.	Sale of bearings and electronic devices and components	100.0

Subsidiaries in North America	Operations	Percentage of shares controlled by Minebea
United States		
NMB (USA) Inc.	Holding company	100.0%
New Hampshire Ball Bearings, Inc.	Manufacture and sale of bearings	100.0
Hansen Corporation	Manufacture and sale of small motors	100.0
NMB Technologies Corporation	Sale of bearings and electronic devices and components	100.0

Subsidiaries in Europe	Operations	Percentage of shares controlled by Minebea
United Kingdom		
NMB-MINEBEA UK LTD	Manufacture and sale of bearings, sale of electronic devices and components	100.0%
Germany		
Precision Motors Deutsche Minebea GmbH	Development, manufacture and sale of HDD spindle motors	100.0
NMB-Minebea-GmbH	Sale of bearings and electronic devices and components	100.0
Italy		
NMB ITALIA S.R.L.	Sale of bearings and electronic devices and components	100.0
France		
NMB Minebea SARL	Sale of bearings and electronic devices and components	100.0

Minebea Co., Ltd.
Corporate Information

Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/english/index.html

Registered Headquarters
4106-73, Oaza Miyota,
Miyota-machi, Kitasaku-gun,
Nagano 389-0293, Japan
Tel: 81-267-32-2200
Fax: 81-267-31-1330

Established
July 16, 1951

Investor Information

Common Stock (As of March 31, 2006)
Authorized: 1,000,000,000 shares
Issued: 399,167,695 shares
Capital: ¥68,258 million
Shares per unit: 1,000

Common Stock Listings
Tokyo, Osaka, Nagoya and Singapore

American Depositary Receipts
Ratio (ADR : ORD): 1 : 2
Exchange: Over-the-Counter (OTC)
Symbol: MNBEY
CUSIP: 602725301
Depositary: The Bank of New York
101 Barclay Street,
New York, NY 10286,
U.S.A.
Tel: 1-212-815-8161
U.S. toll-free:
888-269-2377
(888-BNY-ADRS)
URL: http://www.adrbny.com/

Independent Certified Public Accountants
Shin Nihon & Co.

Agent to Manage Shareholders' Registry
The Sumitomo Trust and Banking Co., Ltd.
Tel: 81-120-176-417

Independent Auditors
Ernst & Young ShinNihon

For further information please contact:
Investor Relations Office,
Corporate Planning Department,
Corporate Planning Division,
Corporate Headquarters,
Minebea Co., Ltd.
Tel: 81-3-5434-8643
Fax: 81-3-5434-8603
E-mail: minebeair@minebea.co.jp

Shareholders and Shares Issued (As of March 31, 2006)

Classification by Ownership of Shares

	Number of shareholders	*Percentage of shareholders*	*Number of shares held*	*Percentage of shares outstanding*
Japanese financial institutions	158	0.7%	195,427,000	49.1%
Overseas institutions	305	1.4	112,735,000	28.3
Other Japanese corporations	305	1.4	31,760,000	8.0
Individuals and others	21,825	96.6	58,407,000	14.7
Total	22,593	100.0%	398,329,000	100.0%

* In addition to the above shares, there are 838,695 odd-lot shares.

Top Ten Major Shareholders

	Number of shares held	*Percentage of shares outstanding*
The Master Trust Bank of Japan, Ltd. (Trust Account)	35,178,000	8.81%
Japan Trustee Services Bank, Ltd. (Trust Account)	34,236,000	8.58
Japan Trustee Services Bank, Ltd. (Trust Account 4)	18,756,000	4.70
Keiaisha Co., Ltd.	15,000,000	3.76
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial and Economic Research Foundation	12,347,330	3.09
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	10,057,839	2.52
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
Depositary Nominees Inc.	8,194,322	2.05
State Street Bank and Trust Company 505019	7,331,972	1.84

Stock Prices on the Tokyo Stock Exchange Yen



1,100
1,050
1,000
950
900
850
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550
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Average Daily Volume of Stock Traded, by Month Millions of shares



15
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2001
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High / Opening / Closing / Low — High / Closing / Opening / Low
Blue: opening price > closing price
White: closing price > opening price


CAUTION
HIGH VOLTAGE
NMB
94V-0
CAUTION
HIGH VOLTAGE

NMB Minebea

Tokyo Head Office
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662, Japan
Tel: 81-3-5434-8611
Fax: 81-3-5434-8601
URL: http://www.minebea.co.jp/

Printed in Japan
October 2006